Management’s Discussion and Analysis

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

PAN AMERICAN SILVER CORP.	1

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
November 9, 2022
INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that influence the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021 (the “2021 Annual Financial Statements”), and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 (the “Q3 2022 Financial Statements”), and the related notes contained therein. All amounts in this MD&A, the 2021 Annual Financial Statements, and the Q3 2022 Financial Statements are expressed in United States dollars (“USD”) unless identified otherwise. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Pan American’s significant accounting policies are set out in Note 3 of the 2021 Annual Financial Statements.
This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining costs per ounce sold”, “cash costs per ounce sold”, “adjusted earnings” and “basic adjusted earnings per share”, “total debt”, “capital”, and “working capital”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, do not have standardized meanings under IFRS, and the methodology by which these measures are calculated may differ from similar measures reported by other companies. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining cost per ounce sold”, “cash costs per ounce sold”, “adjusted earnings” and “basic adjusted earnings per share”, “total debt”, “capital”, and “working capital” as well as details of the Company’s by-product credits and a reconciliation, where appropriate, of these measures to the Q3 2022 Financial Statements.
Any reference to “cash costs” in this MD&A should be understood to mean cash costs per ounce of silver or gold sold, net of by-product credits. Any reference to “AISC” in this MD&A should be understood to mean all-in sustaining costs per silver or gold ounce sold, net of by-product credits.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws, or are future oriented financial information and as such, are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com.

PAN AMERICAN SILVER CORP.	2

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
CORE BUSINESS AND STRATEGY

Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver and gold mines located in Peru, Mexico, Argentina, Bolivia, and Canada. We also own the Escobal mine in Guatemala that is currently not operating. In addition, the Company is exploring for new silver deposits and opportunities throughout the Americas. The Company is listed on the Toronto Stock Exchange (Symbol: PAAS) and on the Nasdaq Global Select Market in New York (Symbol: PAAS).
Pan American’s vision is to be the world’s premier silver mining company, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:
•Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of our assets.
•Constantly replace and grow our mineral reserves and mineral resources through targeted near-mine exploration and global business development.
•Foster positive long-term relationships with our employees, shareholders, communities and local governments through open and honest communication and ethical and sustainable business practices.
•Continually search for opportunities to upgrade and improve the quality of our assets, both internally and through acquisition.
•Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization.
To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of our business, which enables the Company to confidently advance early stage projects through construction and into operation.

PAN AMERICAN SILVER CORP.	3

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Q3 2022 HIGHLIGHTS

Operations
Silver production of 4.54 million ounces
Consolidated silver production for the three months ended September 30, 2022 ("Q3 2022") of 4.54 million ounces was 0.29 million ounces lower than the 4.83 million ounces produced in the three months ended September 30, 2021 ("Q3 2021"), primarily reflecting Morococha being placed on care and maintenance in February 2022, partially offset by increases at the majority of the other operations.
Management is revising its silver production forecast for 2022 to between 18.0 to 18.5 million ounces given expected shortfalls at La Colorada and Dolores. At La Colorada, silver production shortfalls are related to mine sequencing to lower silver grade stopes while mine development and rehabilitation progresses for access to higher grade ores following the previous year's ventilation constraints, while at Dolores it relates to the previously disclosed Phase 9B reserve grade shortfalls.
Gold production of 128.8 thousand ounces
Consolidated gold production for Q3 2022 of 128.8 thousand ounces was 13.8 thousand ounces lower than the 142.6 thousand ounces produced in Q3 2021, primarily due to lower gold grade ores in Phase 9B of the Dolores open pit mine and leach sequencing at Shahuindo and La Arena where high grade ores were stacked at the end of Q3 2022.
The Company reaffirms its 2022 Original Operating Outlook for gold production, as further described in the "2022 Annual Operating Outlook" section of this MD&A.
Base metal production
Zinc, lead and copper ("base metal") production in Q3 2022 of 8.9 thousand tonnes, 4.4 thousand tonnes, and 0.9 thousand tonnes, respectively. While lead production was comparable quarter over quarter, zinc and copper production was lower than Q3 2021, primarily as a result of Morococha being placed on care and maintenance in February 2022, in addition to mine sequencing at Huaron moving away from copper ore zones to lead ore zones.
The Company reaffirms its 2022 Original Operating Outlook for zinc, lead and copper production, as further described in the "2022 Annual Operating Outlook" section of this MD&A.
Financial
Revenue and net income
Revenue in Q3 2022 of $338.9 million was 26% lower than in Q3 2021 as a result of a $96.4 million decrease in quantities of metal sold, and $33.9 million in lower precious metals prices, partially offset by $5.5 million in lower treatment and refining charges due to Morococha being on care and maintenance in February 2022 and $3.3 million in positive settlement adjustments on open concentrate shipments.
The decreased revenue from quantities of metal sold reflects:
i.$43.2 million mainly from lower gold dore inventory draw-downs;
ii.$31.8 million from lower silver and base metals production from Morococha being placed on care and maintenance; and
iii.$21.6 million from lower gold quantities produced at the remaining operations, largely due to lower grades and sequencing into higher waste-to-ore zones at the Company's three open pit mines as well as a larger build-up of in-heap inventories at the three heap leach operations.

PAN AMERICAN SILVER CORP.	4

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Net loss of $71.2 million, or $0.34 basic loss per share, was recorded for Q3 2022, compared with net earnings of $20.2 million, or $0.10 basic earnings per share in Q3 2021. The $91.4 million quarter-over-quarter decrease was mainly due to:
i.$120.7 million from decreased mine operating earnings, largely from:
a.$121.5 million from decreased revenue, as described above;
b.$9.4 million for mine closure severance provisions at Manantial Espejo, Morococha and Dolores;
c.$12.6 million from increased net realizable value ("NRV") inventory adjustments; offset by,
d.$18.7 million in lower Morococha production costs which was placed on care and maintenance in February 2022.
ii.$29.1 million from reduced mineral properties, plant and equipment gains because the Company sold the Waterloo exploration stage asset in Q3 2021, with no similar transaction in the current quarter; partially offset by,
iii.$48.5 million from reduced income tax expense, reflecting $139.9 million in lower income before tax; and,
iv.$12.6 million from decreased losses on short-term investments recorded at fair value though profit or loss, largely New Pacific Metals Corp.
See the "Overview of Q3 2022 Financial Results" section of this MD&A for further information.
Adjusted loss(1) was $2.8 million, or $0.01 adjusted loss per share, in Q3 2022, compared to adjusted earnings of $37.8 million, or $0.18 basic adjusted earnings per share in Q3 2021.
Cash Flow, liquidity and working capital position
Cash flow from operations: The Company generated $54.4 million in Q3 2022, which was $102.6 million less than the $157.0 million generated in Q3 2021. In addition to inflationary pressures across the asset portfolio which offset the lower production costs from Morococha, the decrease was primarily driven by:
i.$121.5 million from decreased revenue, as described above;
ii.$5.2 million from increased care and maintenance, largely attributable to Morococha; partially offset by,
iii.$13.6 million from trade and other receivable draw-downs;
iv.$8.3 million from accounts payable build-ups; and,
v.$3.7 million from reduced income tax payments.
As at September 30, 2022, the Company had working capital of $422.1 million, inclusive of cash and short-term investments of $187.2 million; a long-term investment in Maverix Metals Inc. ("Maverix") of $87.0 million; and $500.0 million available under its revolving Sustainability-Linked Credit Facility ("SL-Credit Facility"). Total debt of $68.5 million is related to lease liabilities and construction loans in Peru.
Cash Costs(1)
During Q3 2022, all operations were negatively impacted by inflationary pressures, mainly reflecting increased prices for diesel and certain consumables, including cyanide, explosives, and steel products (such as grinding media), as well as supply-chain shortages. We are also experiencing indirect cost increases in other supplies and services due to the inflationary impact of diesel and consumable prices on third-party suppliers. These challenges are collectively referred to as "Inflationary and Supply Chain Cost Increases" throughout this MD&A.
Silver Segment Cash Costs per ounce in Q3 2022 of $14.62 were $2.70 higher than the $11.92 in Q3 2021. The increase in quarter-over-quarter Cash Costs is driven primarily by:
i.a $1.63 per ounce increase from Huaron, largely from Inflationary and Supply Chain Cost increases and lower silver ounces sold due to the timing of shipments in Q3 2021; and,

PAN AMERICAN SILVER CORP.	5

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
ii.a $0.88 per ounce increase from Manantial Espejo, due to a decrease in by-product credits from lower gold production following the completion of mining at COSE.
These increases were partially offset by a $0.49 per ounce decrease to Silver Segment Cash Costs due to: higher payable silver ounces sold at San Vicente; and lower direct operating costs from higher silver grade material sold at La Colorada, resulting in a $0.10 per ounce decrease to Silver Segment Cash Costs during Q3 2022.
Gold Segment Cash Costs per ounce in Q3 2022 were $1,184, $262 higher than in Q3 2021, reflecting increases at all Gold Segment mines, largely driven by: lower mined grades due to mine sequencing at Timmins and grade reconciliation shortfalls at Dolores, and the previously described Inflationary and Supply Chain Cost Increases.
All-In Sustaining Costs (“AISC”)(1)
Silver Segment AISC for Q3 2022 of $17.97 per ounce were $1.67 higher than Q3 2021. The increase primarily reflects the previously described factors increasing Cash Costs, partially offset by positive NRV inventory adjustments at Manantial Espejo and lower exploration expenditures allocated to the Silver Segment mines, which led to a $0.79 and $0.27 per ounce decrease in quarter-over-quarter Silver Segment AISC, respectively.
Gold Segment AISC for Q3 2022 of $1,614 per ounce were $438 higher than Q3 2021. This largely reflects the previously described factors increasing Cash Costs, increased sustaining capital at Shahuindo and La Arena, and the impact of $16.9 million in NRV adjustments at Dolores, which led to a $125 per ounce increase in quarter-over-quarter Gold Segment AISC.
The Company reaffirms its 2022 Original Operating Outlook for Silver Segment AISC and its August 2022 Revised Operating Outlook for Gold Segment AISC, as further described in the "2022 Annual Operating Outlook" section of this MD&A.
(1) Adjusted earnings, Cash Costs, and AISC are non-GAAP measures, please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to the Q3 2022 Financial Statements.
ENVIRONMENTAL, SOCIAL, AND GOVERNANCE (ESG)

Pan American is committed to conducting its business in a responsible and sustainable manner. Our ESG values include: caring for the environment in which we operate; contributing to the long-term development of our host communities; ensuring safe and secure workplaces for our employees; contributing to the welfare of our employees, local communities and governments; and, operating transparently.
We continue to make progress on the 2022 ESG goals described in the “Goals and Performance” section of the Company’s 2021 Sustainability Report, which is available on the Company’s website at www.panamericansilver.com. We are on track to meet 16 of our 20 ESG goals in: environment (including reductions in GHG emissions), energy and water use; health and safety; social (including communities), human capital, and inclusion and diversity; and governance. Unfortunately, we will not meet our most important goal of zero fatalities, as we have had two fatal accidents, one at Huaron and one at Dolores, during the first nine months of 2022. We also do not expect to meet our environmental audit or biodiversity targets and our waste recycling is less than our goal due to less recyclable waste generation. We will provide further details on our performance against our 2022 ESG goals in the Company’s 2022 Sustainability Report.
On September 23, 2022, S&P Global released its 2022 ESG score for Pan American. We scored 68 (out of 100), reflecting an improvement of 12 points over our 2021 score. As of October 22, 2022, we performed in the top 7% in the Metals & Mining industry in the S&P Global Corporate Sustainability Assessment. This increase in our S&P Global score will result in an additional favorable pricing adjustment to our undrawn SL-Credit Facility. Furthermore, at the end of Q3 2022, Pan American was ranked #3 in the Precious Metals Mining subindustry by Sustainalytics, while our ESG rating from MSCI remained at BBB.

PAN AMERICAN SILVER CORP.	6

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
OPERATING PERFORMANCE

Silver and Gold Production
The following table provides silver and gold production at each of Pan American’s operations for the three and nine months periods ended September 30, 2022 and 2021. Each operation’s production variances are further discussed in the “Individual Mine Performance” section of this MD&A.

	Silver Production (ounces ‘000s)				Gold Production (ounces ‘000s)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021	2022	2021	2022	2021
La Colorada	1,494	1,424	4,589	3,588	1.0	0.7	2.6	1.9
Huaron	855	888	2,635	2,675	0.3	0.2	0.7	0.8
Morococha(1)	—	547	324	1,635	—	0.3	0.1	0.8
San Vicente(2)	701	606	1,823	1,908	—	0.1	0.1	0.2
Manantial Espejo	857	813	2,453	2,145	6.4	8.4	17.7	22.4
Dolores	560	486	1,651	1,732	32.5	39.6	102.3	120.0
Shahuindo	59	55	184	174	35.9	37.3	101.7	97.1
La Arena	7	9	23	29	21.5	22.9	62.3	79.8
Timmins	3	4	12	12	31.1	33.0	100.7	99.6
Total	4,537	4,831	13,692	13,898	128.8	142.6	388.1	422.6
Total Payable Production(3)	4,265	4,508	12,832	12,921	128.2	141.9	386.6	420.4
(1)Morococha data represents Pan American's 92.3% interest in the mine's production. Morococha was placed on care and maintenance in February 2022.
(2)San Vicente data represents Pan American's 95.0% interest in the mine's production.
(3)Payable production reflects sellable metal after deducting commercial contract metal payable deductions.
Base Metal Production
The following table provides the Company’s base metal production for the three and nine months ended September 30, 2022 and 2021:

	Base Metal Production
	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Zinc – kt	8.9	12.7	28.1	38.2
Lead – kt	4.4	4.2	13.7	14.0
Copper – kt	0.9	2.1	4.0	6.3

	Base Metal Payable Production
	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Zinc – kt	7.5	10.6	23.5	31.9
Lead – kt	4.1	3.9	12.8	13.1
Copper – kt	0.7	1.9	3.4	5.3

PAN AMERICAN SILVER CORP.	7

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Cash Costs and AISC
The quantification of both Cash Costs and AISC measures is described in detail, and where appropriate reconciled to the Q3 2022 Financial Statements, in the "Alternative (Non-GAAP) Performance Measures" section of this MD&A.
The following table reflects the Cash Costs and AISC net of by-product credits at each of Pan American’s operations for the three and nine months ended September 30, 2022, as compared to the same periods in 2021:

	Cash Costs(1) ($ per ounce)				AISC(1) ($ per ounce)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021	2022	2021	2022	2021
La Colorada	12.43	12.65	10.49	10.20	18.50	18.48	14.57	18.50
Huaron	10.93	4.69	4.97	4.08	16.09	7.63	9.84	7.26
Morococha	N/A	8.41	5.68	11.22	N/A	12.76	7.08	15.22
San Vicente	12.98	16.84	14.65	16.54	13.49	21.16	17.92	18.26
Manantial Espejo	23.69	19.33	20.43	21.25	22.80	22.71	23.91	23.76
Silver Segment Consolidated(2)	14.62	11.92	12.21	12.28	17.97	16.30	16.09	16.51
Silver Segment Consolidated (Excl. NRV Adjustments)	14.62	11.92	12.21	12.28	18.46	16.00	15.68	16.52
Dolores(3)	1,193	767	1,071	699	1,899	1,026	2,207	844
Shahuindo	1,023	763	989	759	1,385	951	1,289	964
La Arena	1,128	930	1,056	742	1,542	1,240	1,620	1,178
Timmins	1,382	1,331	1,362	1,325	1,625	1,618	1,626	1,620
Gold Segment Consolidated(2)	1,184	922	1,127	879	1,614	1,176	1,703	1,135
Gold Segment Consolidated (Excl. NRV Adjustments)	1,184	922	1,127	879	1,482	1,168	1,472	1,166
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of these measures and where appropriate a reconciliation of the measure to the Q3 2022 Financial Statements.
(2)Silver Segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold.
(3)AISC for Dolores, excluding NRV Adjustments, was $1,393 and $1,398 per ounce for Q3 2022 and the nine months ended September 30, 2022 ("YTD 2022"), respectively, (Q3 2021 and the nine months ended September 30, 2021 ("YTD 2021"): $1,002 and $947, respectively). NRV adjustments included in AISC increased costs by $506 and $809 for Q3 2022 and YTD 2022, respectively, (Q3 2021 and YTD 2021: increased by $24 and decreased by $103, respectively).

PAN AMERICAN SILVER CORP.	8

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Individual Mine Performance
An analysis of performance at each operation in Q3 2022 compared with Q3 2021 follows. The project capital amounts invested in Q3 2022 are further discussed in the "Project Development Update" section of this MD&A.
La Colorada Operation

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Ore tonnes mined – kt	171.4	151.8	478.2	407.2
Tonnes milled – kt	171.0	151.7	478.3	412.6
Average silver grade – grams per tonne	298	323	327	300
Average zinc grade - %	1.77	2.09	1.85	2.18
Average lead grade - %	1.00	1.11	1.03	1.14
Production:
Silver – koz	1,494	1,424	4,589	3,588
Gold – koz	1.01	0.73	2.58	1.93
Zinc – kt	2.54	2.70	7.47	7.72
Lead – kt	1.44	1.42	4.14	3.98
Payable Production
Silver – koz	1,418	1,351	4,355	3,392
Gold – koz	0.81	0.59	2.14	1.56
Zinc – kt	2.16	2.30	6.35	6.56
Lead – kt	1.33	1.33	3.84	3.70
Cash Costs - $ per silver ounce(1)	12.43	12.65	10.49	10.20
Sustaining capital - $ thousands(2)	8,452	7,992	17,586	19,660
AISC - $ per silver ounce(1)	18.50	18.48	14.57	18.50
Payable silver sold - koz	1,411	1,548	4,406	2,652
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $24.0 million and $49.9 million of investing activity cash outflows for Q3 2022 and YTD 2022, respectively, (Q3 2021 and YTD 2021: $10.8 million and $22.9 million, respectively) related to investment capital incurred on the La Colorada projects, as disclosed in the “Project Development Update” section of this MD&A.
Q3 2022 vs. Q3 2021
Production:
•Silver: 5% increase, largely from higher throughput, which benefited from improved ventilation rates that allowed an increase in mining rates, partially offset by mine sequencing into lower silver grades.
•By-products: 6% decrease in zinc production, as a result of mine sequencing into lower base metal grade areas of the mine, partially offset by higher throughput.
Cash Costs: decreased by $0.22 per ounce, primarily driven by: higher silver grades of material sold in the quarter from the grade outperformance in the first half of the year, partially offset by lower by-product credits per ounce from lower base metal grades, and Inflationary and Supply Chain Cost Increases.
Sustaining Capital: comparable quarter-over-quarter, with a reduction in investments in sustaining ventilation infrastructure being offset by higher tailings storage facility expansions and mine deepening projects. The balance of capital expenditures in both periods related to near-mine exploration and mine equipment replacements and refurbishments in both periods.
AISC: comparable quarter-over-quarter, as a result of the same factors that affected Cash Costs and lower greenfield exploration expenditures allocated in Q3 2022, partially offset by higher sustaining capital per ounce.

PAN AMERICAN SILVER CORP.	9

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Huaron Operation

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Ore tonnes mined – kt	230.1	232.2	706.1	706.2
Tonnes milled – kt	237.0	232.1	705.8	707.2
Average silver grade – grams per tonne	136	144	140	143
Average zinc grade - %	2.23	1.93	2.19	2.26
Average lead grade - %	1.46	0.97	1.46	1.14
Average copper grade - %	0.50	0.83	0.62	0.81
Production:
Silver – koz	855	888	2,635	2,675
Gold – koz	0.26	0.22	0.70	0.82
Zinc – kt	4.09	3.49	11.92	12.32
Lead – kt	2.76	1.54	8.23	5.85
Copper – kt	0.78	1.44	3.10	4.31
Payable Production:
Silver – koz	717	759	2,202	2,242
Gold – koz	0.11	0.02	0.23	0.10
Zinc – kt	3.37	2.86	9.81	10.13
Lead – kt	2.60	1.44	7.76	5.49
Copper – kt	0.65	1.30	2.78	3.59
Cash Costs - $ per silver ounce(1)	10.93	4.69	4.97	4.08
Sustaining capital - $ thousands	3,753	2,744	9,987	6,905
AISC-$ per silver ounce(1)	16.09	7.63	9.84	7.26
Payable silver sold – koz	766	978	2,170	2,304
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q3 2022 vs. Q3 2021
Production:
•Silver: 4% lower, primarily from lower grades due to mine sequencing, partially offset by higher throughput.
•By-products: lead and zinc production were 79% and 17% higher, respectively, while copper was 46% lower, all due to mine sequencing.
Cash Costs: increased $6.24 per ounce, primarily due to Inflationary and Supply Chain Cost Increases and lower payable silver ounces sold due to timing of copper concentrate shipments in the previous quarter and lower grades, which was partially offset by higher by-product credits per ounce.
Sustaining Capital: was higher than Q3 2021 due to increased spending on mine equipment replacements and refurbishments. The balance of Q3 2022 capital spending related to tailings storage facility expansions, equipment and facility leases, and mine ventilation infrastructure.
AISC: increased $8.46 as a result of the same factors that affected Cash Costs, in addition to higher sustaining capital per ounce.

PAN AMERICAN SILVER CORP.	10

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Dolores Operation

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Ore tonnes mined – kt	1,943.2	598.7	4,711.9	6,429.4
Waste tonnes mined – kt	6,706.7	5,702.5	20,060.4	17,331.4
Tonnes placed – kt	1,889.7	1,895.1	5,881.6	5,717.4
Average silver grade – grams per tonne	20	16	17	17
Average gold grade – grams per tonne	0.69	0.95	0.62	1.06
Production:
Silver – koz	560	486	1,651	1,732
Gold – koz	32.5	39.6	102.3	120.0
Payable Production:
Silver – koz	559	485	1,648	1,729
Gold – koz	32.5	39.5	102.1	119.7
Cash Costs - $ per gold ounce(1)	1,193	767	1,071	699
Sustaining capital - $ thousands	5,310	11,214	31,238	28,469
AISC - $ per gold ounce(1)	1,899	1,026	2,207	844
Payable gold sold - koz	33.4	50.6	108.4	123.7
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)AISC excluding NRV Adjustments is $1,393 and $1,398 per ounce for Q3 2022 and YTD 2022, respectively, (Q3 2021 and YTD 2021: $1,002 and $947, respectively). NRV adjustments included in AISC increased costs by $506 and $809 for Q3 2022 and YTD 2022, respectively, (Q3 2021 and YTD 2021: $24 increase and $103 decrease, respectively).
Q3 2022 vs. Q3 2021
Production:
•Silver: 15% higher, primarily from mine sequencing into higher silver grade ores, partially offset by a lower ratio of silver ounces produced to ounces stacked from leach sequencing.
•Gold: 18% lower, primarily from mine sequencing into lower gold grade ores and a negative grade reconciliation related to Phase 9B of the open pit. The mining of Phase 9B was substantially completed in September, although leaching of this phase will continue into 2023. The lower grades were partially offset by a higher ratio of gold ounces recovered to stacked from leach sequencing.
Cash Costs: increased $426 per ounce, primarily due to lower gold grades from mine sequencing and the impact of Phase 9B ore reconciliation shortfalls and Inflationary and Supply Chain Cost Increases, partially offset by higher silver by-product credits per ounce.
Sustaining Capital: was lower than Q3 2021, largely due to a reduction in expenditures on capitalized waste mining, heap leach pad expansions, and plant and facility upgrades in Q3 2022.
AISC: increased $873 per ounce, primarily due to the impact of NRV inventory adjustments, in addition to the factors affecting quarter-over-quarter Cash Costs, partially offset by lower sustaining capital. The NRV inventory adjustments increased costs by $15.7 million, or $482 per ounce, in Q3 2022 relative to Q3 2021.

PAN AMERICAN SILVER CORP.	11

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Shahuindo Operation

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Ore tonnes mined – kt	3,578.1	4,450.9	10,561.1	11,283.5
Waste tonnes mined – kt	5,333.5	4,889.8	15,211.3	13,075.6
Tonnes placed – kt	3,747.8	3,891.5	10,784.5	9,532.2
Average silver grade – grams per tonne	6	5	5	6
Average gold grade – grams per tonne	0.55	0.45	0.46	0.49
Production:
Silver – koz	59	55	184	174
Gold – koz	35.9	37.3	101.7	97.1
Payable Production:
Silver – koz	59	55	182	173
Gold – koz	35.8	37.3	101.6	97.0
Cash Costs - $ per gold ounce(1)	1,023	763	989	759
Sustaining capital - $ thousands(2)	12,027	8,269	27,833	19,700
AISC - $ per gold ounce(1)	1,385	951	1,289	964
Payable gold sold - koz	35.1	45.5	99.0	99.9
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $0.2 million and $0.5 million of investing activity cash outflows for Q3 2022 and YTD 2022, respectively, (Q3 2021 and YTD 2021: $0.1 million and $0.4 million, respectively) related to lease payments for the crushing and agglomeration plant, and is included in Other Projects, as disclosed in the “Project Development Update” section of this MD&A.
Q3 2022 vs. Q3 2021
Production:
•Gold: 4% lower, primarily due to a lower ratio of ounces recovered to stacked from leach sequencing, which offset the increase in grades during the quarter. Gold ounces in the heap increased by 14.7 thousand ounces in Q3 2022.
Cash Costs: were $260 per ounce higher, primarily due to higher operating costs per ounce from Inflationary and Supply Chain Cost Increases and higher waste-to-ore mining rates.
Sustaining Capital: increased relative to Q3 2021 expenditures, primarily driven by construction of a mine water treatment plant, waste dump preparation and increased expenditures for heap leach pad expansions, partially offset by lower expenditures for land purchases.
AISC: were $434 per ounce higher, largely due to the same factors affecting Cash Costs, in addition to the increased sustaining capital per ounce.

PAN AMERICAN SILVER CORP.	12

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
La Arena Operation

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Ore tonnes mined – kt	3,428.0	2,713.9	7,687.7	6,817.6
Waste tonnes mined – kt	5,186.5	6,480.0	18,779.0	21,634.7
Tonnes placed – kt	3,479.8	2,713.9	7,739.5	6,817.6
Average silver grade – grams per tonne	0.69	0.51	0.65	0.60
Average gold grade – grams per tonne	0.36	0.34	0.34	0.37
Production:
Silver – koz	7	9	23	29
Gold – koz	21.5	22.9	62.3	79.8
Payable Production:
Silver – koz	7	9	23	29
Gold – koz	21.5	22.9	62.2	79.7
Cash Costs - $ per gold ounce(1)	1,128	930	1,056	742
Sustaining capital - $ thousands	9,679	8,258	36,580	35,484
AISC - $ per gold ounce(1)	1,542	1,240	1,620	1,178
Payable gold sold - koz	25.1	27.1	68.7	82.6
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q3 2022 vs. Q3 2021
Production:
•Gold: 6% lower as a result of a reduction in the ratio of ounces recovered to ounces stacked due to the timing of leach sequencing. Gold ounces in the heap increased by 13.0 thousand ounces in the current quarter.
Cash Costs: increased by $198 per ounce, primarily reflecting higher operating costs per ounce due to Inflationary and Supply Chain Cost Increases, as well as higher consumption rates of caustic soda for water treatment.
Sustaining Capital: higher than Q3 2021, largely as a result of higher expenditures for heap leach pad expansions. The balance of Q3 2022 capital spending was comprised of capitalized deferred stripping, waste storage facility preparation, and payments for leased mine equipment.
AISC: increased by $302 per ounce, largely from the same factors affecting quarter-over-quarter Cash Costs, as well as higher sustaining capital and reclamation accretion per ounce.

PAN AMERICAN SILVER CORP.	13

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Timmins Operation

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Ore tonnes mined – kt	431.0	374.2	1,262.6	1,188.3
Tonnes milled – kt	427.0	386.0	1,246.4	1,201.7
Average silver grade – grams per tonne	—	—	—	—
Average gold grade – grams per tonne	2.42	2.71	2.63	2.66
Production:
Silver – koz	3	4	12	12
Gold – koz	31.1	33.0	100.7	99.6
Payable Production:
Silver – koz	3	4	11	12
Gold – koz	31.1	33.0	100.6	99.5
Cash Costs - $ per gold ounce(1)	1,382	1,331	1,362	1,325
Sustaining capital - $ thousands(2)	8,249	9,634	27,442	27,479
AISC - $ per gold ounce(1)	1,625	1,618	1,626	1,620
Payable gold sold - koz	34.3	36.3	104.4	102.0
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $0.5 million and $1.7 million of investing activity cash outflows for Q3 2022 and YTD 2022, respectively, (Q3 2021 and YTD 2021: $1.8 million and $6.2 million, respectively) related to investment capital incurred on the Timmins projects, as disclosed in the “Project Development Update” section of this MD&A.
Q3 2022 vs. Q3 2021
Production:
•Gold: 6% lower, primarily due to lower grades from stope underperformance at Timmins West during Q3 2022 and mine sequencing, partially offset by higher throughput reflecting higher mining rates.
Cash Costs: increased $51 per ounce, primarily as a result of the impact of lower grades on operating costs per ounce, as Inflationary and Supply Chain Cost Increases were largely offset by improved productivity with the implementation of enhanced ground control measures at Bell Creek and a weaker Canadian Dollar.
Sustaining Capital: lower than Q3 2021, due to reduced expenditures on tailings storage facility expansions and near-mine exploration, partially offset by higher expenditures on mine equipment replacements and refurbishments.
AISC: the $7 per ounce increase reflects the same factors that affected Cash Costs, largely offset by lower sustaining capital per ounce.

PAN AMERICAN SILVER CORP.	14

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Other Operations(1)

	Three months ended September 30, 2022			Three months ended September 30, 2021
	Morococha	San Vicente	Manantial Espejo	Morococha	San Vicente	Manantial Espejo
Tonnes milled – kt	—	88.8	179.4	155.3	92.2	157.8
Average silver grade – grams per tonne	—	275	168	122	227	184
Average gold grade – grams per tonne			1.19			1.78
Average zinc grade - %	—	3.21		2.87	3.52
Average lead grade - %	—	0.30		0.93	0.15
Average copper grade - %	—	0.16		0.50	0.19
Production:
Silver – koz	—	701	857	547	606	813
Gold – koz	—	0.03	6.41	0.34	0.06	8.39
Zinc – kt	—	2.31		3.77	2.78
Lead – kt	—	0.23		1.10	0.11
Copper – kt	—	0.10		0.58	0.13
Cash Costs - $ per silver ounce(2)	N/A	12.98	23.69	8.41	16.84	19.33
AISC - $ per silver ounce(2)	N/A	13.49	22.80	12.76	21.16	22.71

	Nine months ended September 30, 2022			Nine months ended September 30, 2021
	Morococha	San Vicente	Manantial Espejo	Morococha	San Vicente	Manantial Espejo
Tonnes milled – kt	100.5	248.6	482.7	458.6	266.2	486.3
Average silver grade – grams per tonne	112	253	177	124	243	158
Average gold grade – grams per tonne			1.27			1.57
Average zinc grade - %	3.12	2.99		2.98	2.86
Average lead grade - %	0.96	0.29		1.05	0.13
Average copper grade - %	0.60	0.20		0.46	0.23
Production:
Silver – koz	324	1,823	2,453	1,635	1,908	2,145
Gold – koz	0.15	0.08	17.69	0.76	0.22	22.41
Zinc – kt	2.67	6.08		11.72	6.43
Lead – kt	0.73	0.62		3.88	0.29
Copper – kt	0.47	0.38		1.50	0.48
Cash Costs - $ per silver ounce(2)	5.68	14.65	20.43	11.22	16.54	21.25
AISC - $ per silver ounce(2)	7.08	17.92	23.91	15.22	18.26	23.76
(1)Production figures reflect Pan American’s 92.3% share of Morococha and 95% share of San Vicente, unless otherwise noted. Morococha was placed on care and maintenance in February 2022.
(2)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q3 2022 vs. Q3 2021
Morococha: the mine was placed on care and maintenance in February 2022 to complete the previously agreed closure of the Amistad processing plant while the Company evaluates strategic alternatives for the future of the operation.
San Vicente: higher silver and lead grades and reduced sustaining capital expenditures resulted in better cost performance in Q3 2022 relative to Q3 2021.
Manantial Espejo: the quarter-over-quarter gold production decrease is due to the lower gold grade ores processed, reflecting the completion of mining operations at COSE in April 2022, whereas the increase in silver production reflects higher ore mining rates at the Manantial Espejo underground operation and the Joaquin mine in Q3 2022.

PAN AMERICAN SILVER CORP.	15

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
2022 ANNUAL OPERATING OUTLOOK

All 2022 forecast amounts in this section refer to the 2022 Original Operating Outlook, as provided in the Company's 2021 MD&A dated February 23, 2022, except for the Gold Segment AISC, and the Company's capital expenditures which refer to the August 2022 Revised Operating Outlook as provided in the Company's Q2 2022 MD&A dated August 10, 2022. These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this MD&A.
Actual Relative to August 2022 Revised Operating Outlook:
The following table summarizes YTD 2022 metal production, Cash Costs and AISC compared to the August 2022 Revised Operating Outlook:

	August 2022 Revised Operating Outlook	YTD 2022 Actual
Silver – Moz	19.00 - 20.50	13.69
Gold – koz	550.0 - 605.0	388.1
Zinc – kt	35.0 - 40.0	28.1
Lead – kt	15.0 - 17.0	13.7
Copper – kt	5.5 - 6.5	4.0
Silver Segment Cash Costs	10.70 - 12.20	12.21
Silver Segment AISC	14.50 - 16.00	16.09
Gold Segment Cash Costs	970 - 1,070	1,127
Gold Segment AISC (excl. NRV)(1)	1,450 - 1,550	1,472
(1)Gold Segment AISC guidance provided excluding NRV adjustments due to Dolores heap inventory NRV adjustment YTD 2022 of $87.7 million driven by the updated life of mine plan and reserves which drove the Dolores impairment in Q2 2022.
2022 Original Operating Outlook for Silver & Gold Production:
Below was Management's breakdown for our 2022 Original Operating Outlook by quarter ("2022 Original Quarterly Expectations").

2022 Original Quarterly Expectations
	Q1	Q2	Q3	Q4	FY 2022
Silver Production (million ounces)	4.49 - 4.87	4.69 - 5.07	4.89 - 5.27	4.94 - 5.30	19.00 - 20.50
Gold Production (thousand ounces)	133.0 - 146.4	124.9 - 137.7	135.2 - 148.8	157.0 - 172.2	550.0 - 605.0
Silver Segment Cash Costs (1)	11.10 - 12.75	11.20 - 12.80	10.55 - 12.00	9.80 - 11.30	10.70 - 12.20
Silver Segment AISC (1)	17.00 - 18.50	16.00 - 17.50	13.00 - 14.50	12.00 - 13.50	14.50 - 16.00
Gold Segment Cash Costs (1)	980 - 1,080	990 - 1,090	995 - 1,095	915 - 1,005	970 - 1,070
Gold Segment AISC (1)	1,365 - 1,465	1,390 - 1,490	1,240 - 1,340	1,025 - 1,115	1,240 - 1,365
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of these calculations and a reconciliation of these measures to the Q3 2022 Financial Statements. The cash costs and AISC forecasts assume was prepared with the following assumptions: of $22.50/oz for silver, $3,000/tonne ($1.36/lb) for zinc, $2,200/tonne ($1.00/lb) for lead, $9,200/tonne ($4.17/lb) for copper, and $1,750/oz for gold; and average annual exchange rates relative to 1 USD of 20.00 for the Mexican peso ("MXN"), 4.10 for the Peruvian sol ("PEN"), 122.17 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), and $1.25 for the Canadian dollar ("CAD").
Q3 2022 production results were below the low end of our quarterly guidance range largely due to mine sequencing at La Colorada impacting silver production, and open pit mine and leach sequencing at Shahuindo and La Arena where high grade ores were stacked at the end of Q3 2022 impacting gold production. Additionally, at Shahuindo, the build-up of inventory was partially related to lower rainfall rates which impacted irrigation and recovered ounces during the quarter, despite stacked ounces exceeding expectations.
Based on YTD 2022 production results and the expected production for the remainder of the year, Management is revising full-year silver production to between 18.0 and 18.5 million ounces. The revision in estimated 2022 silver production is largely due to lower production at Dolores, and mine sequencing at La Colorada during the second

PAN AMERICAN SILVER CORP.	16

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
half of 2022 into lower silver ore zones. Access to the higher grade stopes at La Colorada has been hindered, as the ventilation constraints previously reported and now resolved curtailed mine development of these zones. During Q3 2022, the Company deployed additional resources to accelerate development rehabilitations and advances to higher grade zones, and the Company expects to reestablish near reserve grade ore mine sequencing moving into 2023.
Based on YTD 2022 production results and the expected production for the remainder of the year, Management reaffirms the 2022 Original Operating Outlook for gold production. In particular, Management expects production at Shahuindo and La Arena to increase in Q4 2022.
Based on YTD 2022 Cash Costs and AISC results, Management reaffirms the 2022 Original Operating Outlook for Silver Segment Cash Costs and AISC. However, Management is continuing to assess the supply chain impacts and market distortions from the current global affairs which is having an adverse impact on the price of the Company's input costs, which could result in Silver Segment costs to be marginally above the high-end of the 2022 Original Operating Outlook.
Based on YTD 2022 Cash Costs and the Inflationary and Supply Chain Cost Increases impacting the price of the Company's input costs, Management now expects Gold Segment Cash Costs to be above the high-end of the 2022 Original Operating Outlook of between $970 to $1,070 per ounce. Management reaffirms the August 2022 Revised Operating Outlook for Gold Segment AISC of between $1,450 to $1,550 per ounce, which had incorporated Inflationary and Supply Chain Cost Increases and the added capital spending in Shahuindo and La Arena due to timing of cash outflows.
Capital Expenditures Relative to Forecast:
The following table summarizes the YTD 2022 capital expenditures compared to the August 2022 Revised Operating Outlook:

	2022 Capital Expenditures ($ millions)
	August 2022 Revised Operating Outlook	YTD 2022 Actual
La Colorada	28.0 - 29.0	17.6
Huaron	16.0 - 19.0	10.0
Morococha	n/a	0.3
San Vicente	7.0 - 8.0	6.5
Manantial Espejo	2.0 - 3.0	3.6
Dolores	33.0 - 34.0	31.2
Shahuindo	57.0 - 58.0	27.8
La Arena	59.0 - 60.0	36.6
Timmins	38.0 - 39.0	27.4
Sustaining Capital Sub-total	240.0 - 250.0	161.2
La Colorada Skarn projects	50.0 - 55.0	49.9
Timmins projects	5.0	1.7
Other	n/a	0.5
Project Capital Sub-total	55.0 - 60.0	52.1
Total Capital	295.0 - 310.0	213.3
Based on YTD 2022 capital expenditures and the forecast for the remainder of the year, Management expects to be below the low end of the August 2022 Revised Operating Outlook for sustaining capital, however above the high end of the August 2022 Revised Operating Outlook for project capital given the progress in Q3 2022 on the La Colorada Skarn project exceeding expectations. The sustaining capital forecast for Shahuindo and La Arena is now expected to come in below the low end of the revised outlook given the Company's success in securing lease-like construction loan financing for a portion of the heap leach facility expansions.

PAN AMERICAN SILVER CORP.	17

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
PROJECT DEVELOPMENT UPDATE

The following table reflects the amounts spent on each of Pan American’s major projects in Q3 2022 compared with Q3 2021, and YTD 2022 compared to YTD 2021.

Project Development Capital	Three months ended September 30,		Nine months ended September 30,
(thousands of USD)
	2022	2021	2022	2021
La Colorada projects	23,986	10,759	49,946	22,942
Timmins projects	465	1,827	1,725	6,160
Other projects	156	164	468	477
Total	$24,607	$12,750	$52,139	$29,579
During Q3 2022, the Company invested $24.6 million, largely on exploration and advancing the La Colorada Skarn project, including construction of the new concrete-lined ventilation shaft.
OVERVIEW OF Q3 2022 FINANCIAL RESULTS

Selected Annual and Quarterly Information
The following tables set out selected quarterly results for the past ten quarters as well as selected annual results for the past two years. The dominant factors affecting results in the quarters and years presented below are the volatility of realized metal prices and the timing of sales, which vary with the timing of shipments and impairment charges.

2022	Quarter Ended
(In thousands of USD, other than per share amounts)	Mar 31	Jun 30	Sep 30
Revenue	$439,888	$340,469	$338,889
Mine operating earnings (loss)	$66,755	$(31,652)	$(21,788)
Earnings (loss) for the period attributable to equity holders	$76,517	$(173,982)	$(71,527)
Basic (loss) earnings per share	$0.36	$(0.83)	$(0.34)
Diluted (loss) earnings per share	$0.36	$(0.83)	$(0.34)
Cash flow from operating activities	$68,758	$20,835	$54,418
Cash dividends paid per share	$0.12	$0.11	$0.11
Other financial information
Total assets	$3,540,297	$3,323,568	$3,199,559
Total long-term financial liabilities(1)	$303,984	$313,267	$302,465
Total attributable shareholders’ equity	$2,683,201	$2,472,502	$2,357,600
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, and deferred revenue.

PAN AMERICAN SILVER CORP.	18

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

2021	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31
Revenue	$368,099	$382,132	$460,349	$422,170	$1,632,750
Mine operating earnings	$89,964	$103,048	$98,887	$76,039	$367,938
(Loss) earnings for the period attributable to equity holders	$(7,798)	$70,939	$20,251	$14,036	$97,428
Basic (loss) earnings per share	$(0.04)	$0.34	$0.10	$0.06	$0.46
Diluted (loss) earnings per share	$(0.04)	$0.34	$0.10	$0.06	$0.46
Cash flow from operating activities	$29,850	$87,143	$157,017	$118,098	$392,108
Cash dividends paid per share	$0.07	$0.07	$0.10	$0.10	$0.34
Other financial information
Total assets					$3,518,584
Total long-term financial liabilities(1)					$297,600
Total attributable shareholders’ equity					$2,631,554
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities and deferred revenue.

2020	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31
Revenue	$358,428	$249,509	$300,414	$430,461	$1,338,812
Mine operating earnings	$50,058	$48,386	$124,561	$137,172	$360,177
(Loss) earnings for the period attributable to equity holders	$(76,807)	$20,063	$65,741	$168,885	$177,882
Basic (loss) earnings per share	$(0.37)	$0.10	$0.31	$0.80	$0.85
Diluted (loss) earnings per share	$(0.37)	$0.10	$0.31	$0.80	$0.85
Cash flow from operating activities	$114,051	$62,750	$114,943	$170,571	$462,315
Cash dividends paid per share	$0.05	$0.05	$0.05	$0.07	$0.22
Other financial information
Total assets					$3,433,875
Total long-term financial liabilities(1)					$277,696
Total attributable shareholders’ equity					$2,602,519
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities and deferred revenue.

PAN AMERICAN SILVER CORP.	19

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Income Statement: Q3 2022 vs. Q3 2021
Net loss of $71.2 million was recorded in Q3 2022 compared to net earnings of $20.2 million in Q3 2021, which corresponds to a basic loss per share of $0.34 and basic earnings of $0.10 per share, respectively.
The following table highlights the differences between the Q3 2021 and Q3 2022 net earnings:

Net earnings, three months ended September 30, 2021			$20,219	Note
Revenue:
Decreased realized metal prices		$(33,891)
Lower quantities of metal sold		(96,392)
Decreased direct selling costs		5,519
Decreased negative settlement adjustments		3,304
Total decrease in revenue			$(121,460)	(1)
Cost of sales:
Decreased production costs	$7,018
Increased production costs, NRV	(12,640)
Decreased royalty charges	1,125
Increased production costs and decreased royalty charges		(4,497)		(2)
Decreased depreciation and amortization		5,282		(3)
Total decrease in cost of sales			$785
Decreased income tax expense			48,465	(4)
Decreased investment loss			12,610	(6)
Increased other income			7,373
Decreased gains on sale of mineral properties, plant and equipment			(29,068)	(5)
Increased care and maintenance costs			(5,195)
Increased losses on derivatives			(4,802)
Other			(129)
Net loss, three months ended September 30, 2022			$(71,202)
1)Revenue for Q3 2022 was $121.5 million lower than in Q3 2021 from decreased quantities of metal sold and lower metal prices. The quarter-over-quarter decrease in metal quantities sold reflects decreases in all metals though largely from gold, silver and copper sales, which decreased 21%, 12%, and 66%, respectively (see table below).
The lower quantities sold resulted from lower gold dore inventory draw-downs and larger gold heap inventory build-ups at Shahuindo and La Arena, as described in the "Q3 2022 Highlights" and the "Operating Performance" sections of this MD&A. In addition, silver and base metals sold were lower due to Morococha being placed on care and maintenance in February 2022. The lower metal prices were due to a 22% and 4% decrease in realized metal prices for silver and gold, respectively, with other metal price variances largely offsetting each other. This was partially offset by $3.3 million in lower negative concentrate settlement price adjustments on open shipments and a $5.5 million decrease in net selling costs, primarily due to Morococha being placed on care and maintenance in February 2022.

PAN AMERICAN SILVER CORP.	20

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
The following table reflects the metal prices realized by the Company and the quantities of metal sold during each quarter:

	Realized Metal Prices (1)		Quantities of Metal Sold (2)
	Three months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021
Silver	$18.76	$24.16	4,263	4,869
Gold	$1,705	$1,782	134.7	170.0
Zinc	$3,232	$2,989	8.6	9.8
Lead	$1,944	$2,286	4.1	4.6
Copper	$7,707	$9,399	0.8	2.2
(1)Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
(2)Metal quantities stated as koz for silver and gold and kt for zinc, lead and copper.
2)Production and royalty costs in Q3 2022 were $4.5 million higher than in Q3 2021 as a result of a $5.6 million, or 2%, increase in production costs, marginally offset by a $1.1 million decrease in royalty costs. All operations were affected by Inflationary and Supply Chain Cost Increases, as noted in the "Operating Performance" section of this MD&A. The largest factors that increased quarter-over-quarter production costs, which included this inflationary impact, are described below:
i.$12.6 million from NRV inventory adjustments, which increased costs by $15.1 million in Q3 2022 compared to an increase of $2.5 million in Q3 2021. The increase in NRV inventory adjustments largely reflects increased heap inventory write-downs at Dolores from inflationary pressures and lower precious metal prices;
ii.$11.0 million increase at the Silver Segment mines (exclusive of Morococha and NRV inventory adjustments), largely reflecting a provision for future mine closure severances at Manantial Espejo and Morococha in Q3 2022, and higher quantities sold at San Vicente; offset by
iii.$18.7 million reduction in Morococha production costs in Q3 2022, with the mine having been placed on care and maintenance in February 2022.
3)Depreciation and amortization ("D&A") expense was $5.3 million lower than in Q3 2021. The decrease was largely the result of Morococha being on care and maintenance. Additionally, Dolores depreciation is calculated on a per tonne stacked basis and lower grades in Q3 2022 resulted in comparatively higher depreciation per ounce sold; this impact was largely offset by lower depreciation at Shahuindo and La Arena on lower sales volumes.
4)Income tax expense in Q3 2022 was $1.9 million compared to a $50.4 million expense in Q3 2021. The $48.5 million reduction in tax expense is primarily due to decreased income before tax of $139.9 million.
5)Gains on sale of mineral property, plant and equipment decreased by $29.1 million in Q3 2022 due to the sale of the Waterloo exploration stage asset in Q3 2021 with no comparable asset sales in Q3 2022.
6)Investment loss of $12.6 million in Q3 2022 compared to a $25.3 million loss in Q3 2021. Both losses were primarily driven by fair value mark-to-market adjustments on the Company's equity investment in New Pacific Metals Corp.

PAN AMERICAN SILVER CORP.	21

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Statement of Cash Flows: Q3 2022 vs. Q3 2021
Cash flow from operations of $54.4 million in Q3 2022 was $102.6 million less than the $157.0 million generated in Q3 2021. The decrease was primarily driven by a $121.5 million decrease in revenue, as described above, $5.2 million increase in care and maintenance from Morococha, offset partially by trade and other receivable draw-downs and accounts payable build-ups.
Changes in working capital, other than cash, drove a $21.6 million source of cash in Q3 2022 compared with a $23.0 million source of cash in Q3 2021. The $1.4 million quarter-over-quarter decrease resulted largely from an $8.3 million increase in accounts payable and provisions, and a further $13.6 million from decreased trade receivables and prepaid expenses, partially offset by a $23.1 million use from inventory build-ups in Q3 2022 compared to inventory draw-downs in Q3 2021. The variance in Q3 2022 resulted from lower dore inventory draw-downs from timing of sales and larger heap inventory buildups at Shahuindo and La Arena due to mine sequencing.
Investing activities used $67.7 million in Q3 2022 inclusive of $24.6 million in project development capital, primarily related to the $69.1 million spent on mineral properties, plant and equipment ("MPP&E") at the Company’s mines and projects, as previously described in the “Operating Performance” and "Project Development Update" sections of this MD&A, partially offset by $1.2 million in proceeds from derivative settlements comprised of commodity and FX hedging contracts.
In Q3 2021, investing activities used $29.9 million inclusive of $12.8 million of project development capital, primarily from the $62.2 million spent on mineral properties, plant and equipment, which offset $29.9 million in proceeds from the consideration received on the sale of non-core exploration properties and $1.8 million in proceeds from derivative settlements comprised of commodity and foreign exchange hedging contracts.
Financing activities in Q3 2022 used $26.4 million compared to $25.3 million used in Q3 2021. In Q3 2022, the Company paid $23.2 million in dividends, $4.2 million in lease repayments, and received $0.9 million in Peruvian loan proceeds, net of repayments. In Q3 2021, the Company paid $21.0 million in dividends, $3.1 million in lease payments, and $0.9 million in Peruvian loan repayments. The increase in dividend payments reflects the Company's dividend policy announced on February 24, 2022, as described in the Annual Information Form published on February 23, 2022.
Adjusted Earnings: Q3 2022 vs Q3 2021
Adjusted earnings is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of “adjusted earnings”, and a reconciliation of these measures to the Q3 2022 Financial Statements.
Adjusted Loss was $2.8 million or $0.01 basic adjusted loss per share, in Q3 2022, compared to adjusted earnings of $37.8 million, or $0.18 basic adjusted earnings per share in Q3 2021. A reconciliation of adjusted earnings or loss for the three and nine months ended September 30, 2022 and 2021, to the net earnings or loss for each period is included in the “Alternative Performance (Non-GAAP) Measures” section of this MD&A.

PAN AMERICAN SILVER CORP.	22

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
The following chart illustrates the key factors leading to the change in adjusted earnings from Q3 2021 to Q3 2022:

Adjusted Earnings (Loss) Reconciliation - Q3 2021 to Q3 2022 ($ millions)

$37.8
$39.7
$36.7
$4.5
$(96.4)
$(25.1)
$(2.8)
Q3 2021 adjusted earnings
Decreased cost of sales
Decreased taxes
Other
Decreased revenue, quantities sold
Decreased revenue, lower prices and negative concentrate settlements
Q3 2022 adjusted loss

PAN AMERICAN SILVER CORP.	23

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Income Statement: YTD 2022 vs. YTD 2021
Net loss of $168.0 million was recorded in YTD 2022 compared to net earnings of $83.9 million in YTD 2021, which corresponds to a basic loss per share of $0.80 and basic earnings per share of $0.40, respectively.
The following table highlights the difference between net earnings in YTD 2022 compared with YTD 2021:

Net earnings, nine months ended September 30, 2021			$83,898	Note
Revenue:
Decreased realized metal prices		$(26,774)
Lower quantities of metal sold		(70,916)
Decreased direct selling costs		10,773
Increased negative settlement adjustments		(4,417)
Total decrease in revenue			(91,334)	(1)
Cost of sales:
Increased production costs	$(74,881)
Increased production costs, NRV	(105,242)
Decreased royalty charges	2,811
Increased production costs and decreased royalty charges		$(177,312)		(2)
Increased depreciation and amortization		(9,938)		(3)
Total decrease in cost of sales			(187,250)
Decreased income tax expense			97,730	(5)
Increased gains and income from associates			40,975	(6)
Decreased investment loss			36,171	(7)
Increased impairment charges			(99,064)	(4)
Decreased gains on sale of mineral properties, plant and equipment			(34,023)	(8)
Increased care and maintenance costs			(12,131)	(9)
Increased foreign exchange loss			(4,781)
Other			1,806
Net loss, nine months ended September 30, 2022			$(168,003)
1)Revenue for YTD 2022 was $91.3 million lower than in YTD 2021, from decreased quantities of metal sold and lower metal prices. The year-over-year decrease in metal quantities sold was driven primarily by gold, zinc and copper with decreases of 7%, 25%, and 37%, respectively, and partially offset by an 8% increase in silver sold.
The lower quantities sold were mainly driven by lower gold sales from grade-driven production decreases at Dolores and La Arena, and lower zinc and base metal sales from Morococha being placed on care and maintenance in February 2022. Lower copper sales were the result of lower grade-driven production at Huaron. The lower metal prices were due to a 15% decline in silver prices, partially offset by a 25% and 1% appreciation of zinc and gold prices, respectively.

PAN AMERICAN SILVER CORP.	24

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
The following table reflects the metal prices realized by the Company and the quantities of metal sold during each period:

	Realized Metal Prices (1)		Quantities of Metal Sold (2)
	Nine months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Silver	$21.72	$25.68	13,406	12,403
Gold	$1,813	$1,792	402.2	432.2
Zinc	$3,603	$2,891	24.5	32.8
Lead	$2,162	$2,165	13.0	12.8
Copper	$9,318	$9,204	3.6	5.6
(1)Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
(2)Metal quantities stated as koz for silver and gold and kt for zinc, lead and copper.
2)Production and royalty costs in YTD 2022 were $177.3 million higher than in YTD 2021. The increase was the result of a $180.1 million, or 27%, increase in production costs, offset marginally by a $2.8 million decrease in royalty costs. All operations were affected by Inflationary and Supply Chain Cost Increases. The largest factors that increased year-over-year production costs, which include this inflationary impact, are described below:
i.$105.2 million from NRV inventory adjustments, which increased costs by $92.3 million in YTD 2022 compared to decreases of $12.9 million in YTD 2021. The increase in NRV inventory adjustments largely reflects increased heap inventory write-downs at Dolores, which resulted from the updates to the life of mine plan in Q2 2022, as well as the general inflationary pressures and lower prices;
ii.$59.8 million from Gold Segment mines (exclusive of NRV inventory adjustments), largely reflecting higher waste-to-ore mining rates at Dolores and Shahuindo and increased costs expensed per ounce sold of revenue due to grade-driven production decreases at Dolores and La Arena; and,
iii.$36.7 million from Silver Segment mines (exclusive of Morococha and NRV inventory adjustments), largely reflecting higher quantities sold at La Colorada, Manantial Espejo and San Vicente, and a provision for future mine closure severances at Manantial Espejo and Morococha; offset by
iv.$41.1 million reduction in costs from Morococha being placed on care and maintenance in February 2022.
3)D&A expense was $9.9 million higher than YTD 2021, primarily from Dolores where depreciation is calculated on a per tonne stacked basis and lower grades in Q3 2022 resulted in comparatively higher depreciation, and from Manantial Espejo from accelerated depreciation due to decreasing mine life. Lower depreciation from Morococha being placed on care and maintenance in February 2022 partially offset these amounts.
4)Impairment charge of $99.1 million ($114.8 million, net of tax) was recorded on the Dolores mine in Q2 2022, with no such impairments recorded in 2021. The 2022 impairment related to the impairment of the Dolores mine assets disclosed in the Company's Q2 2022 MD&A.
5)Income tax expense of $20.2 million in YTD 2022 was $97.7 million lower than the $118.0 million in YTD 2021, largely as a result of the $349.6 million decrease in income before tax. The YTD 2022 tax expense was further reduced by the appreciation of the Mexican Peso and Peruvian Sol, which increased the foreign denominated deductible tax attributes in those countries (the largest being mineral property plant and equipment).
6)Gains and income from associates in YTD 2022 was $45.0 million compared to gains of $4.1 million in YTD 2021. The YTD 2022 gains and income resulted from the March 21, 2022 re-designation of the Company's investment in Maverix from an "Investment in Associate" accounted for using the "equity method" (the Company's ownership proportion of Maverix's estimated earnings was recorded in income) to a "long-term financial asset" recorded at fair value beginning on March 31, 2022. The YTD 2021 gains were attributable to the Company accounting for Maverix using the equity method.

PAN AMERICAN SILVER CORP.	25

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
7)Investment losses were $17.5 million in YTD 2022, a $36.2 million positive variance relative to YTD 2021 investment losses of $53.6 million, both driven primarily by fair value mark-to-market adjustments on the Company's equity investment in New Pacific Metals Corp.
8)Mineral properties, plant and equipment gains were $34.0 million less in YTD 2021 because the comparative period included the sale of the Waterloo exploration stage asset.
9)Care and maintenance expenses increased in YTD 2022 by $12.1 million due to Morococha being placed on care and maintenance in February 2022.
Statement of Cash Flows: YTD 2022 vs. YTD 2021
Cash flow from operations in YTD 2022 was $144.0 million, $130.0 million less than the $274.0 million generated in YTD 2021. The decrease was mostly related by a $91.3 million decrease in revenue, as described above, a $55.4 million increase in production costs excluding NRVs, $17.4 million in mine closure severances, and a $14.7 million increase in income taxes paid, partially offset by a $48.4 million decrease in cash used from working capital changes.
Changes in working capital, other than cash, used $13.0 million of cash in YTD 2022 compared with $61.4 million used in YTD 2021. The $48.4 million decrease in cash used in YTD 2022 compared to YTD 2021 resulted from $39.2 million provided by inventory drawdowns, which mainly resulted from the larger prior year buildup of leach pad inventory at Dolores and Shahuindo eclipsing smaller leach pad inventory buildups at La Arena and Shahuindo in the current year. Decreased trade receivables and prepaid expenses contributed a further $13.7 million, and increased trade payables and provisions provided $4.5 million in cash reductions compared to YTD 2021.
Investing activities utilized $187.2 million in YTD 2022 inclusive of $52.1 million of project development capital, primarily related to the $202.3 million spent on mineral properties, plant and equipment at the Company’s mines and projects, which was partially offset by the $8.2 million in proceeds from the disposition of mineral properties, plant and equipment, which included $7.0 million received from a third-party as partial compensation for the closure and reclamation of the Morococha mine processing facility.
In YTD 2021, investing activities utilized $120.3 million inclusive of $29.6 million of project development capital, largely from the $173.3 million spent on mineral properties, plant and equipment at the Company’s mines and projects, which was partially offset by $44.7 million in proceeds from the disposition of certain royalty assets and the deposits on the Waterloo sale.
Financing activities in YTD 2022 utilized $84.3 million compared to a $60.9 million used in the comparative period. In YTD 2022, the Company paid $73.7 million in dividends, $11.1 million in lease repayments, and received $0.3 million in Peruvian loan proceeds, net of repayments. In YTD 2021, the Company paid $50.5 million in dividends, $9.0 million in lease repayments, and received $0.9 million in Peruvian loan proceeds, net of repayments.
Adjusted Earnings: YTD 2022 vs YTD 2021
Adjusted earnings is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of “adjusted earnings”, and a reconciliation of these measures to the Q3 2022 Financial Statements.
Adjusted Earnings was $22.7 million or $0.11 basic adjusted earnings per share, in YTD 2022, compared to adjusted earnings of $121.8 million, or $0.58 basic adjusted earnings per share in YTD 2021.

PAN AMERICAN SILVER CORP.	26

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
The following chart illustrates the key factors leading to the change in adjusted earnings from YTD 2021 to YTD 2022:

Adjusted Earnings Reconciliation - YTD 2021 to YTD 2022 ($ millions)
$121.8
$54.1
$3.2
$(70.9)
$(53.0)
$(20.4)
$(12.1)
$22.7
YTD 2021 adjusted earnings
Decreased taxes
Other
Decreased revenue, quantities sold
Increased cost of sales
Decreased revenue, lower prices and positive concentrate settlements
Increased C&M
YTD 2022 adjusted earnings

LIQUIDITY AND CAPITAL POSITION

Liquidity and Capital Measures (in $000s)	September 30, 2022	June 30, 2022	December 31, 2021	Q3 2022 Change	YTD 2022 Change
Cash and cash equivalents ("Cash")	$153,079	$194,829	$283,550	$(41,750)	$(130,471)
Short-term Investments	$34,091	$46,430	$51,723	$(12,339)	$(17,632)
Cash and Short-term investments	$187,170	$241,259	$335,273	$(54,089)	$(148,103)
Working Capital	$422,097	$513,921	$613,494	$(91,824)	$(191,397)
SL-Credit Facility committed amount	$500,000	$500,000	$500,000	$—	$—
Shareholders' equity	$2,357,600	$2,472,502	$2,631,554	$(114,902)	$(273,954)
Total debt (1)	$68,465	$63,223	$45,861	$5,242	$22,604
Capital (1)	$2,238,895	$2,294,466	$2,342,142	$(55,571)	$(103,247)
(1)Total debt is a non-GAAP measure calculated as the total of amounts drawn on the SL-Credit Facility, finance lease liabilities and loans payable. Capital is a non-GAAP measure and consists of shareholders’ equity and debt net of cash and cash equivalents and short term investments. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the calculations.
Liquidity and Capital Resources
The Company's cash and short term investments decreased by $54.1 million during Q3 2022. The decrease was driven by a $41.8 million decrease in cash and cash equivalents from the previously described investments in MPP&E additions and dividend payments, which were partially offset by $74.8 million of operating cash flows before income tax payments.
Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of

PAN AMERICAN SILVER CORP.	27

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Directors, and by diversifying the currencies in which it maintains its cash balances. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.
Working capital of $422.1 million at September 30, 2022 was $191.4 million lower than working capital of $613.5 million at December 31, 2021. The Company also maintains a long term investment in Maverix that was valued at $87.0 million at September 30, 2022.
As of September 30, 2022, the Company was in compliance with all financial covenants under the $500 million revolving SL-Credit Facility, which was undrawn. The borrowing costs under the Company's SL-Credit Facility are based on the Company's leverage ratio subject to pricing adjustments based on the Company's sustainability performance ratings and scores at either (i) LIBOR plus 1.825% to 2.80% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.825% to 1.80%. Undrawn amounts under the SL-Credit Facility are subject to a stand-by fee of 0.41% to 0.63% per annum, dependent on the Company's leverage ratio and subject to pricing adjustments based on sustainability performance ratings and scores. The Company's SL-Credit Facility matures on August 8, 2025.
The net cash generated from the sales of metal production provides our primary source of cash flows, and we do not currently expect to experience payment delinquencies from our metal sales counterparties.
The Company’s financial position at September 30, 2022, and the operating cash flows that are expected over the next 12 months, lead Management to believe that the Company’s liquid assets and available credit from the revolving SL-Credit Facility are sufficient to satisfy our 2022 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments, details of which are described in Note 8(e)(ii) of the 2021 Annual Financial Statements, and in the "Liquidity and Capital Position" section of the Company's annual 2021 Management Discussion and Analysis (the "2021 Annual MD&A"). Since December 31, 2021, there have been no significant changes to these contractual obligations and commitments.
The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next 12 months cannot be determined with any degree of certainty due to a number of uncertainties, including those related to the COVID-19 pandemic.
Outstanding Share Amounts
As at September 30, 2022, the Company had approximately 0.2 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $9.76 to CAD $39.48 and a weighted average life of 3.6 years. Approximately 0.2 million of the stock options were vested and exercisable at September 30, 2022, with an average weighted exercise price of CAD $19.29 per share.
The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at November 9, 2022
Common shares	210,538,209
Options	201,774
Total	210,739,983
As part of the acquisition of Tahoe Resources Inc. ("Tahoe") on February 22, 2019, the Company issued 313,887,490 Contingent Value Rights ("CVRs"), with a term of 10 years, which are convertible into 15,600,208 common shares upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine. As of September 30, 2022, there were 313,883,990 CVRs outstanding which were convertible into 15,600,034 common shares.

PAN AMERICAN SILVER CORP.	28

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
CLOSURE AND DECOMMISSIONING COST PROVISION

The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.
The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs as of September 30, 2022 was $508.1 million (December 31, 2021 - $413.0 million) using inflation rates of between 1% and 6% (December 31, 2021 - between 1% and 5%). The inflated and discounted provision on the statement of financial position as at September 30, 2022 was $238.0 million (December 31, 2021 - $242.9 million), using discount rates between 3% and 11% (December 31, 2021 - between 1% and 9%). Spending with respect to decommissioning obligations at Alamo Dorado and Manantial Espejo began in 2016, while the remainder of the obligations are expected to be paid through 2047, or later if the mine lives are extended. Revisions made to the reclamation obligations in Q3 2022 were primarily a result of increased inflation rates, increased discount rates from higher government debt yields, increased site disturbance from the ordinary course of operations at the mines, reclamation activities, and revisions to the estimates based on periodic reviews of closure plans and related costs, actual expenditures incurred, and closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.
The accretion of the discount charged in Q3 2022 and YTD 2022 as finance expense was $3.7 million and $11.1 million, respectively (Q3 2021 and YTD 2021 - $1.9 million and $5.6 million, respectively). Reclamation expenditures incurred during Q3 2022 and YTD 2022 were $0.8 million and $2.6 million, respectively (Q3 2021 and YTD 2021 - $2.5 million and $4.3 million, respectively).
RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. Transactions with the Company's subsidiaries have been eliminated on consolidation. Maverix ceased to be a related party after March 31, 2022 after the Company determined that it no longer held significant influence. There were no other related party transactions for the three and nine months ended September 30, 2022 and 2021.
ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

Per Ounce Measures
Cash Costs and AISC are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
Pan American produces by-product metals incidentally to our silver and gold mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver and gold, our primary payable metals, after deducting revenues gained from incidental by-product production. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.

PAN AMERICAN SILVER CORP.	29

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Silver segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold.
Cash costs per ounce metrics, net of by-product credits, is used extensively in our internal decision making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry. Cash costs per ounce is conceptually understood and widely reported in the mining industry.
We believe that AISC, also calculated net of by-products, is a comprehensive measure of the full cost of operating our consolidated business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments (sustaining capital), as well as other items that affect the Company’s consolidated cash flow.
To facilitate a better understanding of these measure as calculated by the Company, the following table provides the detailed reconciliation of these measure to the applicable cost items, as reported in the consolidated financial statements for the respective periods.

PAN AMERICAN SILVER CORP.	30

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

	Silver Segment		Gold Segment
(In thousands of USD, except as noted)	Three months ended September 30, 2022	Three months ended September 30, 2021	Three months ended September 30, 2022	Three months ended September 30, 2021
Production costs(1)	$89,271	$110,733	$176,475	$158,695
Purchase Price Allocation Inventory Fair Value Adjustment	—	—	—	(119)
NRV inventory adjustments	1,787	(1,270)	(16,883)	(1,185)
On-site direct operating costs	91,058	109,462	159,592	157,392
Royalties	3,842	3,379	3,883	5,471
Smelting, refining and direct selling charges(2)	11,595	17,149	75	40
Cash cost of sales before by-product credits	106,496	129,990	163,550	162,903
Silver segment by-product credits(2)	(53,367)	(79,789)	—	—
Gold segment by-product credits(2)	—	—	(12,065)	(15,859)
Cash Costs	$53,129	$50,201	$151,485	$147,044

NRV inventory adjustments	(1,787)	1,270	16,883	1,185
Sustaining capital	13,444	15,532	35,266	37,376
Exploration and project development(3)	—	1,136	—	773
Reclamation cost accretion(4)	528	504	2,812	1,129
All-in sustaining costs	$65,314	$68,643	$206,445	$187,507

Silver segment silver ounces sold (koz)	3,634	4,211	—	—
Gold segment gold ounces sold (koz)	—	—	128	160
Cash costs per ounce sold	$14.62	$11.92	$1,184	$922
AISC per ounce sold	$17.97	$16.30	$1,614	$1,176
AISC per ounce sold (excluding NRV inventory adjustments)	$18.46	$16.00	$1,482	$1,168

PAN AMERICAN SILVER CORP.	31

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

	Silver Segment		Gold Segment
(In thousands of USD, except as noted)	Nine months ended September 30, 2022	Nine months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Production costs(1)	$279,665	$277,552	$545,239	$384,486
Purchase Price Allocation Inventory Fair Value Adjustment	—		—	(549)
NRV inventory adjustments	(4,659)	179	(87,651)	12,755
On-site direct operating costs	275,006	277,730	457,588	396,692
Royalties	13,543	15,280	13,472	14,547
Smelting, refining and direct selling charges(2)	41,529	52,317	153	138
Cash cost of sales before by-product credits	330,079	345,327	471,214	411,376
Silver segment by-product credits(2)	(190,009)	(218,123)	—	—
Gold segment by-product credits(2)	—	—	(42,461)	(52,574)
Cash Costs	$140,069	$127,204	$428,752	$358,802

NRV inventory adjustments	4,659	(179)	87,651	(12,755)
Sustaining capital	38,084	40,211	123,094	111,132
Exploration and project development(3)	—	2,289	—	2,756
Reclamation cost accretion(4)	1,706	1,513	8,435	3,387
All-in sustaining costs	$184,519	$171,037	$647,932	$463,323

Silver segment silver ounces sold (koz)	11,469	10,361	—	—
Gold segment gold ounces sold (koz)	—	—	381	408
Cash costs per ounce sold	$12.21	$12.28	$1,127	$879
AISC per ounce sold	$16.09	$16.51	$1,703	$1,135
AISC per ounce sold (excluding NRV inventory adjustments)	$15.68	$16.52	$1,472	$1,166
(1)Silver Segment production costs exclude amounts relating to mine operation severance payments and other accruals at Morococha and Manantial Espejo, which increased Production Costs by $9.3 million and $15.2 million for Q3 2022 and YTD 2022, respectively. Gold Segment production costs exclude amounts relating to mine operations severance payments and other accruals at Dolores related to the closure of the underground mine, which increased production costs by $0.1 million and $2.2 million in Q3 2022 and YTD 2022, respectively.
(2)Included in the revenue line of the consolidated income statements. By-product credits are reflective of realized metal prices for the applicable periods.
(3)Exploration and project development expenditures exclude $2.8 million and $9.8 million for Q3 2022 and YTD 2022, respectively, (Q3 2021 and YTD 2021: $0.5 million and $2.0 million, respectively) of exploration expenditures related to non-operating properties.
(4)Reclamation cost accretion excludes $0.4 million and $1.0 million for Q3 2022 and YTD 2022, respectively, (Q3 2021 and YTD 2021: $0.2 million and $0.7 million, respectively) of accretion related to non-operating properties.

PAN AMERICAN SILVER CORP.	32

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Sustaining capital is included in AISC, while capital related to growth projects or acquisitions (referred to by the Company as project or investment capital) is not. Inclusion of only sustaining capital in the AISC measure reflects the capital costs associated with current ounces sold as opposed to project capital, which is expected to increase future production. The project capital excluded in the reconciliation below is further described in the "Project Development Update" section of this MD&A.

Reconciliation of payments for mineral properties, plant and equipment and sustaining capital	Three months ended September 30,		Nine months ended September 30,
(in thousands of USD)	2022	2021	2022	2021
Payments for mineral properties, plant and equipment(1)	$69,073	$62,190	$202,326	$173,331
Add/(Subtract)
Lease Payments(1)	4,240	3,145	11,130	8,980
Repayment of loans(2)	1,635	850	3,596	850
Investment (non-sustaining) capital	(26,239)	(13,277)	(55,874)	(31,819)
Sustaining Capital	$48,710	$52,908	$161,178	$151,342
(1)As presented on the consolidated statements of cash flows.
(2)As presented on the consolidated statements of cash flows. Related to repayments of construction loans for leach pad expansions in Peru.

PAN AMERICAN SILVER CORP.	33

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Silver Segment Cash Costs and AISC by mine:

SILVER SEGMENT	Three months ended September 30, 2022
(In thousands of USD, except as noted)	La Colorada	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$24,430	$27,594	$—	$12,754	$24,493	$89,271
NRV inventory adjustments	—	—	—	—	1,787	1,787
On-site direct operating costs	24,430	27,594	—	12,754	26,280	91,058
Royalties	117	—	—	3,080	645	3,842
Smelting, refining & direct selling costs	2,995	4,488	—	2,352	1,760	11,595
Cash Costs before by-product credits	27,543	32,082	—	18,186	28,685	106,496
Silver segment by-product credits	(10,006)	(23,708)	—	(9,342)	(10,311)	(53,367)
Cash Costs	$17,537	$8,374	$—	$8,844	$18,373	$53,129

NRV inventory adjustments	—	—	—	—	(1,787)	(1,787)
Sustaining capital	8,452	3,753	—	266	973	13,444
Exploration and project development	—	—	—	—	—	—
Reclamation cost accretion	127	199	—	80	122	528
All-in sustaining costs	$26,117	$12,327	$—	$9,189	$17,681	$65,314

Silver segment silver ounces sold (koz)	1,411	766	—	681	775	3,634

Cash cost per ounce sold	$12.43	$10.93	N/A	$12.98	$23.69	$14.62
AISC per ounce sold	$18.50	$16.09	N/A	$13.49	$22.80	$17.97
AISC per ounce sold (excluding NRV inventory adjustments)	$18.50	$16.09	N/A	$13.49	$25.11	$18.46

SILVER SEGMENT	Three months ended September 30, 2021
(In thousands of USD, except as noted)	La Colorada	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$28,222	$25,702	$18,687	$6,599	$31,523	$110,733
NRV inventory adjustments	—	—	—	—	(1,270)	(1,270)
On-site direct operating costs	28,222	25,702	18,687	6,599	30,253	109,462
Royalties	52	—	—	2,597	729	3,379
Smelting, refining & direct selling costs	3,624	6,016	4,746	1,029	1,734	17,149
Cash Costs before by-product credits	31,898	31,718	23,433	10,225	32,715	129,990
Silver segment by-product credits	(12,325)	(27,132)	(19,087)	(4,193)	(17,053)	(79,789)
Cash Costs	$19,573	$4,587	$4,346	$6,032	$15,663	$50,201

NRV inventory adjustments	—	—	—	—	1,270	1,270
Sustaining capital	7,992	2,744	1,963	1,480	1,353	15,532
Exploration and project development	927	—	209	—	—	1,136
Reclamation cost accretion	113	139	75	65	112	504
All-in sustaining costs	$28,604	$7,470	$6,593	$7,577	$18,398	$68,643

Silver segment silver ounces sold (koz)	1,548	978	517	358	810	4,211

Cash cost per ounce sold	$12.65	$4.69	$8.41	$16.84	$19.33	$11.92
AISC per ounce sold	$18.48	$7.63	$12.76	$21.16	$22.71	$16.30
AISC per ounce sold (excluding NRV inventory adjustments)	$18.48	$7.63	$12.76	$21.16	$21.14	$16.00

PAN AMERICAN SILVER CORP.	34

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

SILVER SEGMENT	Nine months ended September 30, 2022
(In thousands of USD, except as noted)	La Colorada	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$70,380	$73,645	$15,325	$38,525	$81,789	$279,665
NRV inventory adjustments	—	—	—	—	(4,659)	(4,659)
On-site direct operating costs	70,380	73,645	15,325	38,525	77,131	275,006
Royalties	584	—	—	10,316	2,643	13,543
Smelting, refining & direct selling costs	9,723	16,050	3,575	6,277	5,904	41,529
Cash Costs before by-product credits	80,687	89,695	18,900	55,119	85,677	330,079
Silver segment by-product credits	(34,461)	(78,919)	(17,005)	(24,720)	(34,904)	(190,009)
Cash Costs	$46,226	$10,776	$1,895	$30,399	$50,773	$140,069

NRV inventory adjustments	—	—	—	—	4,659	4,659
Sustaining capital	17,586	9,987	345	6,542	3,624	38,084
Exploration and project development						—
Reclamation cost accretion	382	597	122	240	365	1,706
All-in sustaining costs	$64,194	$21,360	$2,363	$37,181	$59,421	$184,519

Silver segment silver ounces sold (koz)	4,406	2,170	334	2,075	2,485	11,469

Cash cost per ounce sold	$10.49	$4.97	$5.68	$14.65	$20.43	$12.21
AISC per ounce sold	$14.57	$9.84	$7.08	$17.92	$23.91	$16.09
AISC per ounce sold (excluding NRV inventory adjustments)	$14.57	$9.84	$7.08	$17.92	$22.03	$15.68

SILVER SEGMENT	Nine months ended September 30, 2021
(In thousands of USD, except as noted)	La Colorada	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$47,732	$68,212	$56,463	$28,837	$76,308	$277,552
NRV inventory adjustments	—	—	—	—	179	179
On-site direct operating costs	47,732	68,212	56,463	28,837	76,486	277,730
Royalties	251	—	—	13,046	1,983	15,280
Smelting, refining & direct selling costs	7,421	17,133	15,529	6,805	5,428	52,317
Cash Costs before by-product credits	55,404	85,346	71,991	48,688	83,897	345,327
Silver segment by-product credits	(28,344)	(75,946)	(54,407)	(19,190)	(40,236)	(218,123)
Cash Costs	$27,060	$9,400	$17,585	$29,498	$43,661	$127,204

NRV inventory adjustments	—	—	—	—	(179)	(179)
Sustaining capital	19,660	6,905	5,773	2,871	5,002	40,211
Exploration and project development	2,017	—	271	—	—	2,289
Reclamation cost accretion	339	418	224	196	337	1,513
All-in sustaining costs	$49,076	$16,723	$23,853	$32,566	$48,820	$171,037

Silver segment silver ounces sold (koz)	2,652	2,304	1,568	1,783	2,055	10,361

Cash cost per ounce sold	$10.20	$4.08	$11.22	$16.54	$21.25	$12.28
AISC per ounce sold	$18.50	$7.26	$15.22	$18.26	$23.76	$16.51
AISC per ounce sold (excluding NRV inventory adjustments)	$18.50	$7.26	$15.22	$18.26	$23.85	$16.52

PAN AMERICAN SILVER CORP.	35

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Gold Segment Cash Costs and AISC by mine:

GOLD SEGMENT	Three months ended September 30, 2022
(In thousands of USD, except as noted)	Dolores	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$65,611	$36,523	$28,504	$45,837	$176,475
Purchase Price Allocation Inventory Fair Value Adjustment	—	—	—	—	—
NRV inventory adjustments	(16,883)	—	—	—	(16,883)
On-site direct operating costs	48,728	36,523	28,504	45,837	159,592
Royalties	2,419	—	—	1,464	3,883
Smelting, refining & direct selling costs	9	—	—	66	75
Cash Costs before by-product credits	51,156	36,523	28,504	47,367	163,550
Gold segment by-product credits	(11,274)	(628)	(147)	(17)	(12,065)
Cash Costs of Sales	$39,882	$35,896	$28,357	$47,350	$151,485

NRV inventory adjustments	16,883	—	—	—	16,883
Sustaining capital	5,310	12,027	9,679	8,249	35,266
Exploration and project development	—	—	—	—	—
Reclamation cost accretion	1,382	645	741	43	2,812
All-in sustaining costs	$63,458	$48,568	$38,777	$55,642	$206,445

Gold segment gold ounces sold	33,425	35,077	25,140	34,250	127,892

Cash cost per ounce sold	$1,193	$1,023	$1,128	$1,382	$1,184
AISC per ounce sold	$1,899	$1,385	$1,542	$1,625	$1,614
AISC per ounce sold (excluding NRV inventory adjustments)	$1,393	$1,385	$1,542	$1,625	$1,482

GOLD SEGMENT	Three months ended September 30, 2021
(In thousands of USD, except as noted)	Dolores	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$50,438	$36,264	$25,380	$46,613	$158,695
Purchase Price Allocation Inventory Fair Value Adjustment	—	(119)	—	—	(119)
NRV inventory adjustments	(1,185)	—	—	—	(1,185)
On-site direct operating costs	49,253	36,145	25,380	46,613	157,392
Royalties	3,698	—	—	1,773	5,471
Smelting, refining & direct selling costs	9	—	—	31	40
Cash Costs before by-product credits	52,960	36,145	25,380	48,417	162,903
Gold segment by-product credits	(14,140)	(1,399)	(231)	(88)	(15,859)
Cash Costs of Sales	$38,819	$34,746	$25,149	$48,329	$147,044

NRV inventory adjustments	1,185	—	—	—	1,185
Sustaining capital	11,214	8,269	8,258	9,634	37,376
Exploration and project development	13	—	—	760	773
Reclamation cost accretion	701	263	150	15	1,129
All-in sustaining costs	$51,933	$43,279	$33,557	$58,738	$187,507

Gold segment gold ounces sold	50,639	45,512	27,056	36,300	159,507

Cash cost per ounce sold	$767	$763	$930	$1,331	$922
AISC per ounce sold	$1,026	$951	$1,240	$1,618	$1,176
AISC per ounce sold (excluding NRV inventory adjustments)	$1,002	$951	$1,240	$1,618	$1,168

PAN AMERICAN SILVER CORP.	36

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

GOLD SEGMENT	Nine months ended September 30, 2022
(In thousands of USD, except as noted)	Dolores	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$232,940	$102,079	$73,184	$137,036	$545,239
Purchase Price Allocation Inventory Fair Value Adjustment	—	—	—	—	—
NRV inventory adjustments	(87,651)	—	—	—	(87,651)
On-site direct operating costs	145,289	102,079	73,184	137,036	457,588
Royalties	8,330	—	—	5,143	13,472
Smelting, refining & direct selling costs	23	—	—	130	153
Cash Costs before by-product credits	153,642	102,079	73,184	142,308	471,214
Gold segment by-product credits	(37,555)	(4,149)	(612)	(146)	(42,461)
Cash Costs of Sales	$116,087	$97,931	$72,572	$142,162	$428,752

NRV inventory adjustments	87,651	—	—	—	87,651
Sustaining capital	31,238	27,833	36,580	27,442	123,094
Exploration and project development					—
Reclamation cost accretion	4,147	1,936	2,223	130	8,435
All-in sustaining costs	$239,123	$127,700	$111,375	$169,734	$647,932

Gold segment gold ounces sold	108,359	99,033	68,744	104,400	380,536

Cash cost per ounce sold	$1,071	$989	$1,056	$1,362	$1,127
AISC per ounce sold	$2,207	$1,289	$1,620	$1,626	$1,703
AISC per ounce sold (excluding NRV inventory adjustments)	$1,398	$1,289	$1,620	$1,626	$1,472

GOLD SEGMENT	Nine months ended September 30, 2021
(In thousands of USD, except as noted)	Dolores	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$111,368	$80,775	$62,038	$130,304	$384,486
Purchase Price Allocation Inventory Fair Value Adjustment	—	(543)	(6)	—	(549)
NRV inventory adjustments	12,755	—	—	—	12,755
On-site direct operating costs	124,123	80,232	62,033	130,304	396,692
Royalties	9,468	—	—	5,080	14,547
Smelting, refining & direct selling costs	33	—	—	105	138
Cash Costs before by-product credits	133,623	80,232	62,033	135,488	411,376
Gold segment by-product credits	(47,153)	(4,367)	(737)	(317)	(52,574)
Cash Costs of Sales	$86,470	$75,866	$61,296	$135,171	$358,802

NRV inventory adjustments	(12,755)	—	—	—	(12,755)
Sustaining capital	28,469	19,700	35,484	27,479	111,132
Exploration and project development	189	—	—	2,566	2,756
Reclamation cost accretion	2,103	789	450	46	3,387
All-in sustaining costs	$104,477	$96,354	$97,229	$165,262	$463,323

Gold segment gold ounces sold	123,729	99,926	82,565	102,000	408,220

Cash cost per ounce sold	$699	$759	$742	$1,325	$879
AISC per ounce sold	$844	$964	$1,178	$1,620	$1,135
AISC per ounce sold (excluding NRV inventory adjustments)	$947	$964	$1,178	$1,620	$1,166

PAN AMERICAN SILVER CORP.	37

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Adjusted Earnings
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings because it eliminates items that in management's judgment are subject to volatility as a result of factors that are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred, but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings for the three and nine months ended September 30, 2022 and 2021, to the net earnings for each period.

	Three months ended September 30,		Nine months ended September 30,
(In thousands of USD, except as noted)	2022	2021	2022	2021
Net (loss) earnings for the period	$(71,202)	$20,219	$(168,003)	$83,898
Adjust for:
Impairment charges	—	—	99,064	—
Unrealized foreign exchange losses	3,806	1,285	9,678	5,060
Net realizable value heap inventory expense (recovery)	30,578	1,097	108,230	(8,590)
Derivative unrealized losses	7,757	3,524	4,742	3,102
Gains and income from associates	—	(540)	(45,033)	(4,058)
Severance provisions	9,417	—	17,406	—
Mineral property, plant and equipment losses (gains) on sale	606	(28,462)	1,305	(32,718)
Investment loss	12,638	25,250	17,466	53,639
Effect of taxes on adjusting items	(5,559)	7,114	(19,729)	10,730
Effect of foreign exchange on taxes	9,204	8,293	(2,392)	10,776
Total adjustments	$68,447	$17,561	$190,737	$37,941
Adjusted (loss) earnings for the period	$(2,755)	$37,780	$22,734	$121,839
Weighted average shares for the period	210,531	210,299	210,503	210,282
Adjusted (loss) earnings per share for the period	$(0.01)	$0.18	$0.11	$0.58
Total Debt
Total debt is a non-GAAP measure calculated as the total current and non-current portions of: long-term debt (including amounts drawn on the SL-Credit Facility), lease liabilities, and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
Capital
Capital is a non-GAAP measure and is calculated as total equity plus total debt less cash and cash equivalents and short term investments. Capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the enterprise value of the Company.
Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

PAN AMERICAN SILVER CORP.	38

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, gold, zinc, lead, and copper; trading and credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; risks relating to cyber security; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political, economic and social risks related to conducting business in jurisdictions such as Canada, Peru, Mexico, Argentina, Bolivia and Guatemala; environmental risks; risks related to its relations with employees and local communities where we operate, and risks relating to the spread of COVID-19, which has to date resulted in profound health and economic impacts globally and which presents future risks and uncertainties that are largely unknown at this time. Certain of these risks are described below, and are more fully described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40-F filed with the SEC, and in the Financial Instruments and related risks section of the 2021 Annual Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.
Financial Risk Exposure
The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company's exposures and management of each of those risks is described in the 2021 Annual Financial Statements under Note 8 "Financial Instruments", along with the financial statement classification, the significant assumptions made in determining the fair value, and amounts of income, expenses, gains and losses associated with financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended September 30, 2022.
The following provides a description of the risks related to financial instruments and how management manages these risks:
Price Risk
A decrease in the market price of commodities such as silver, gold and other metals and increase in the price of consumables could affect our profitability, along with the commercial viability of our mines and production from some of our mining properties. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. However, decisions relating to hedging may have material adverse effects on our financial performance, financial position, and results of operations. The Board of Directors continually assesses Pan American’s strategy towards our base metal exposure.
As at September 30, 2022, the Company had outstanding collars made up of put and call contracts for its exposure to zinc (900 tonnes); as well as an outstanding forward contract for its exposure to zinc (900 tonnes) with settlement dates on those positions between October 2022 and December 2022. The outstanding collars have respective weighted average floor and cap prices per tonne of $3,150 and $4,000. The outstanding forward contract has a fixed price of $4,065.
During 2020, the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices. At September 30, 2022, the Company had outstanding positions on its diesel exposure with a notional amount of 0.9 million gallons, with a weighted average fixed price of $1.42 per gallon.
The Company recorded the following derivative gains and losses on commodities for the three and nine months ended September 30, 2022:

PAN AMERICAN SILVER CORP.	39

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Zinc (losses) gains	(23)	—	1,760	—
Copper gains (losses)	—	261	—	(896)
Diesel gains (losses)	(624)	1,149	4,214	9,126
Other	$(913)	$—	$(1,129)	$—
	$(1,560)	$1,410	$4,845	$8,230
Trading Activities and Credit Risk
The zinc, lead, and copper concentrates produced by us are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require us to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing us to credit risk of the buyers of our concentrates. Should any of these counterparties not honour our contractual arrangements, or should any of them become insolvent, we may incur losses for products already shipped and be forced to sell our concentrates in the spot market or we may not have a market for our concentrates and therefore our future operating results may be materially adversely impacted.
As at September 30, 2022, we had receivable balances associated with buyers of our concentrates of $26.5 million (December 31, 2021 - $40.0 million). The vast majority of our concentrate is sold to a limited number of concentrate buyers.
Doré production is refined under long term agreements with fixed refining terms at seven separate refineries worldwide. We generally retain the risk and title to the precious metals throughout the process of refining and therefore are exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that we may not be able to fully recover our precious metals in such circumstances. As at September 30, 2022, we had approximately $11.6 million (December 31, 2021 - $52.3 million) contained in precious metal inventory at refineries. We maintain insurance coverage against the loss of precious metals at our mine sites and in-transit to refineries. Risk is transferred to the refineries upon delivery.
Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.
We maintain trading facilities with several banks and bullion dealers for the purposes of transacting our trading activities. None of these facilities are subject to margin arrangements. Our trading activities can expose us to our counterparties’ credit risk to the extent that our trading positions have a positive mark-to-market value.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which we operate. These advances represent a credit risk to us to the extent that suppliers do not deliver products or perform services as expected. As at September 30, 2022, we had made $16.3 million of supplier advances (December 31, 2021 - $11.2 million), which are reflected in Trade and other receivables on the consolidated statements of financial position.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, supplier advances, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
From time to time, we may invest in equity securities of other companies. Just as investing in Pan American is inherent with risks such as those set out in this MD&A, by investing in other companies we will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.

PAN AMERICAN SILVER CORP.	40

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Foreign currency exchange rate risk
We report our financial statements in USD; however we operate in jurisdictions that utilize other currencies. As a consequence, the financial results of our operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since our sales are denominated in USD and a portion of our operating costs and capital spending are in local currencies, we are negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. From time to time, we mitigate part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit our exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk.
Pan American held cash and short-term investments of $41.4 million in CAD, $0.7 million in MXN, $3.5 million in PEN, $4.3 million in ARS, $4.2 million in BOB, and $0.1 million in Guatemalan quetzales as at September 30, 2022.
At September 30, 2022, Pan American had outstanding positions on $27.0 million in foreign currency exposure of MXN purchases. The MXN positions had weighted average USD put and call exchange rates of $20.83 and $24.93, respectively, expiring between October 2022 and December 2023.
At September 30, 2022, Pan American had outstanding positions on $39.0 million in foreign currency exposure of PEN purchases. The PEN positions had a weighted average USD fixed exchange rate of $4.02, expiring between October 2022 and December 2023.
At September 30, 2022, Pan American had outstanding positions on $114.0 million in foreign currency exposure of CAD purchases. The CAD collar positions ($96.0 million of CAD purchases) had weighted average USD put and call exchange rates of $1.29 and 1.34, respectively, expiring between October 2022 and December 2023. The CAD forward contracts ($18.0 million of CAD purchases) had a weighted average USD fixed exchange rate of $1.30, expiring between October 2022 and December 2023.
The Company recorded the following derivative gains and losses on currencies for the three and nine months ended September 30, 2022:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Mexican peso (losses) gains	$394	$(517)	$750	$(574)
Peruvian sol gains (losses)	(743)	(1,812)	961	(3,999)
Canadian dollar gains (losses)	(4,628)	(816)	(5,038)	98
	$(4,977)	$(3,145)	$(3,327)	$(4,475)
Claims and Legal Proceedings
Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including matters relating to employees or former employees, commercial relationships, and claims by local communities, Indigenous stakeholders, and private land owners. Some of these claims or proceedings may seek sizeable monetary damages against us and/or the return of surface or mineral rights or revocation of permits and licenses that are valuable to us and which may impact our operations and profitability if lost. Further information on the nature, assessment and management of such claims are described in this section, the Risks and Uncertainties section of the 2021 Annual MD&A, and in Note 28 to the Company's 2021 Annual Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and nine months ended September 30, 2022.
In early May 2021, the Company’s subsidiary in Guatemala, Pan American Silver Guatemala S.A. (“PAS Guatemala”) and the Ministry of Energy and Mines of Guatemala ("MEM") were served with legal proceedings that were originated in the Constitutional Court of Guatemala by a small group of residents and landowners, or alleged residents and landowners, from the La Cuchilla community near the Escobal mine claiming that prior

PAN AMERICAN SILVER CORP.	41

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
mining activities damaged their lands. Currently, operations at Escobal are suspended pending the completion of the government-led ILO 169 consultation process. Nevertheless, the action seeks injunctive relief to prevent future mining activities at Escobal. The Constitutional Court determined that the claim should be resolved by 2 different courts, one of them being the Guatemala Supreme Court regarding the action against MEM, and the other being the Guatemala Civil Court regarding the action against PAS Guatemala. Both actions were suspended on the grounds that the vibration allegations had already been argued on the ILO 169 consultation process amparo filed by a non-governmental organization, CALAS, so there was no reason to discuss them again. The complainants appealed both suspension resolutions to the Constitutional Court. The appeal of the complainants with respect to the MEM has been dismissed by the Constitutional Court. The appeal of the complainants with respect to PAS Guatemala has been argued but the decision of the Constitutional Court is still pending. While the Company believes the claims are procedurally and substantively flawed and without merit, the outcome of these proceedings cannot be determined at this time.
As reported in our Annual Information Form dated February 23, 2022, certain individuals have asserted community rights and land ownership over a portion of the La Colorada mine’s surface lands in the Agrarian Courts of Mexico. They have also initiated a process before the Secretariat of Agrarian, Territorial and Urban Development (“SEDATU”) in Zacatecas to declare such lands as national property. In 2019, we filed a legal challenge (amparo) against this process and obtained an injunction to protect our ownership of these surface rights pending the outcome of the challenge and a further review by SEDATU. Our challenge was dismissed on October 25, 2021, primarily on the basis that no final declaration of national lands had yet been made by SEDATU that would affect our property rights. Plata’s appeal of the amparo resolution was recently dismissed in early September 2022. Plata will continue to oppose the SEDATU process and the claims in the Agrarian Court. The Agrarian Court and SEDATU processes are not related to our mineral concessions. During Q2 2022, we also learned that in 2017 a number of those same individuals had also made a petition to the Mexican Mines Bureau, a branch of the Secretaria de Economia, requesting the suspension of the exploration and exploitation work on our mining concessions at La Colorada. We are not aware of any legal basis for the petition or any response from the Secretaria de Economia. While we are confident that we hold proper title to the mining concessions and surface rights in question, if we are unable to maintain, or maintain access to, the concessions and surface rights, there could be material adverse impacts on the La Colorada mine’s future mining operations.
In mid-2017, Tahoe, which was acquired by us in late February 2019, and certain of its former directors and officers became the subject of three purported class action lawsuits filed in the United States that center primarily around alleged misrepresentations. These U.S. class action lawsuits were later consolidated into one class action suit that is ongoing in Nevada. In October 2018, Tahoe learned that a similar lawsuit had been filed against Tahoe and its former chief executive officer in the Superior Court of Ontario. These lawsuits seek significant damages. We have disputed the allegations made in these suits, however the outcomes are not determinable at this time.
Legal proceedings are subject to various uncertainties and it is possible that some of the matters in which we are involved may be resolved unfavourably against us and may result in a material adverse effect on our financial position, cash flow and results of operations. We establish provisions for matters that are probable and can be reasonably estimated. We also carry liability insurance coverage, however such insurance does not cover all risks to which we might be exposed and in other cases, may only partially cover losses incurred by us.
COVID-19 and Other Pandemics
Since the outbreak of COVID-19 in late 2019, it has spread into areas where we have operations and where our offices are located. During 2020, Government efforts to curtail the spread of COVID-19 resulted in temporary suspensions of our operations in Mexico, Peru, Argentina and Bolivia, and we reduced throughput at our Timmins operation in Canada in order to enhance physical distancing and protect our personnel and the community. The spread of COVID-19 has impacted our employees and contractors, not only as it relates to potential health concerns, but also in terms of limitations on movement, availability of food and other goods, and personal well-being, among others. Our suppliers and service providers have also been impacted.

PAN AMERICAN SILVER CORP.	42

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
While COVID-19 has already had significant, direct impacts on our operations, our business, our workforce, and our production, the extent to which COVID-19 will continue to impact our operations will depend on future developments which are highly uncertain and cannot be predicted with confidence. These future developments include, but are not limited to, the duration of any outbreak, new information that may emerge concerning the severity of COVID-19 or its variants, and the actions taken to contain COVID-19 or treat it. The impact of governmental restrictions and health and safety protocols could improve or worsen relative to our assumptions, depending on how each jurisdiction manages potential outbreaks of COVID-19 and the efficacy of vaccines and other measures. We assume operations will continue to be impacted by comprehensive COVID-19 protocols in 2022, which would increase costs and restrict throughput levels, especially at our underground mines. Our ability to continue with our operations should the situation worsen, or to successfully maintain our operations on care and maintenance if so required, or to restart or ramp-up any such operations efficiently or economically, or at all, is unknown and the financial and operating impacts could be significant.
Moreover, the continued presence of, the spread, or increase in the severity of COVID-19 and its variants, and any future emergence and spread of similar pathogens, globally would likely have material adverse effect on both global and regional economies, including those in which we operate, as we have seen already. Such effects would not only affect our business and results of operations, but also the operations of our suppliers, contractors and service providers, including smelter and refining service providers, and the demand for our production. COVID-19 and the spread of similar pathogens could also negatively impact stock markets, including the trading price of our shares, adversely impact our ability to raise capital, cause continued interest rate volatility and movements that could make obtaining financing or refinancing our debt obligations more challenging or more expensive (if such financing is available at all), and result in any operations affected by coronavirus becoming subject to quarantine or shut down. Any of these developments, and others, could have a material adverse effect on our business and results of operations.
Climate Change
There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that can impact our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.
Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal expectations, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.
The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in

PAN AMERICAN SILVER CORP.	43

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to successfully anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, STANDARDS AND JUDGEMENTS

Changes in accounting policies
The accounting policies applied in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s 2021 Annual Financial Statements.
Future changes in accounting standards
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. Management is still evaluating and does not expect any such pronouncements to have a material impact on the Company’s consolidated financial statements upon adoption.
Significant judgements
In preparing financial statements in accordance with IFRS, Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent Management's estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.
Readers should also refer to Note 3 of the 2021 Annual Financial Statements, for the Company’s summary of significant accounting policies.
SUBSEQUENT EVENTS

The following significant events occurs subsequent to September 30, 2022:
Announced Arrangement Agreement with Yamana Gold Inc.
On November 4, 2022, the Company and Agnico Eagle Limited ("Agnico Eagle") announced that they had delivered a definitive binding offer (the “Offer”) to the Board of Directors of Yamana Gold Inc. ("Yamana") pursuant to which Pan American would acquire all of the issued and outstanding common shares of Yamana and Yamana would sell certain subsidiaries and partnerships which hold Yamana's interests in its Canadian assets to Agnico Eagle, including the Canadian Malartic mine (the “Pan American – Agnico Proposed Transaction”). Following a determination that the Offer constituted a "Yamana Superior Proposal" as defined in the arrangement agreement dated May 31, 2022 (the "Gold Fields Agreement") between Yamana and Gold Fields Limited ("Gold Fields") in respect of the existing Gold Fields acquisition proposal to Yamana (the “Gold Fields Transaction”), and the subsequent waiver by Gold Fields of its right to match and response period, Yamana entered into an arrangement agreement with the Company and Agnico Eagle on November 8, 2022 (the “Pan American – Agnico Agreement”), in respect of the Pan American – Agnico Proposed Transaction. At the same time, the Board of Directors of Yamana changed its recommendation and recommended that Yamana shareholders vote against the Gold Fields Transaction. On November 8, 2022, Gold Fields terminated the Gold Fields Agreement. As a result of the termination, Yamana will be required to pay Gold Fields a $300 million termination fee (the “Termination Fee”). Under the terms of the Pan American - Agnico Agreement, the Company will provide Yamana with $150 million payable towards the Termination Fee. The Company has drawn down on its $500 million revolving sustainability-linked credit facility to fund its obligation towards the Termination Fee payment.

PAN AMERICAN SILVER CORP.	44

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
The Pan American – Agnico Proposed Transaction would be completed by way of plan of arrangement. The consideration for the Pan American – Agnico Proposed Transaction consists of:
a.Approximately 153.5 million common shares in the capital of Pan American Silver Corp.;
b.$1.0 billion in cash contributed by Agnico Eagle; and,
c.Approximately 36.1 million common shares in the capital of Agnico Eagle.
The Pan American - Agnico Proposed Transaction remains subject to simple majority approval (i.e. 50% +1) by the Company’s shareholders, 66 2/3% approval of the Pan American - Agnico Proposed Transaction by Yamana’s shareholders, certain regulatory approvals, and court-approval of the plan of arrangement, as well as satisfaction of customary closing conditions. The Pan American – Agnico Proposed Transaction is not subject to financing or due diligence conditions and would be expected to close in the first quarter of 2023.
The Pan American – Agnico Proposed Transaction would, if completed, contribute low-cost production growth and long-life mineral reserves, and result in the Company increasing its portfolio of assets to 12 operating mines. The Pan American – Agnico Proposed Transaction would be estimated to increase silver production by approximately 50% and gold production by approximately 100% and would be expected to enhance the Company’s overall financial position and improve its ability to internally fund its growth projects.
Pan American would assume Yamana’s obligations with respect to its August 2021 senior notes with an outstanding balance of $500 million and interest rate of 2.63% due in August 2031 and the December 2017 senior notes with an outstanding balance of $282.9 million and interest rate of 4.625% due in December 2027 (the “Notes”). The Notes contain certain change of control provisions, the triggering of which would result in a mandatory repurchase of the Notes in accordance with their terms. The Company does not currently expect that the change of control provisions would be triggered. However, to support the Company’s potential financial requirements and provide financial flexibility and liquidity in connection with the Pan American – Agnico Proposed Transaction, the Company has, nonetheless, obtained a commitment from Bank of Montreal to provide, on a fully underwritten basis, an increase to the total committed credit facilities available to the Company from $500.0 million to $1,250.0 million.
There can be no assurance that the execution of the Pan American – Agnico Agreement will lead to the completion of the Pan American - Agnico Proposed Transaction.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pan American’s management considers the meaning of internal control to be the processes established by management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance. Internal control is designed to address identified risks that threaten any of these objectives.
Disclosure controls and procedures (“DC&P”)
Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate DC&P. Under the supervision and with the participation of our CEO and CFO, we evaluated the effectiveness of the design and operation of our DC&P in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and the Sarbanes Oxley Act of 2002 (as adopted by the SEC).
As of December 31, 2021, based on the evaluation, our CEO and CFO concluded that our DC&P were effective to ensure that information required to be disclosed by us in reports we file or submit is recorded, processed, summarized and reported within the time periods specified in securities legislation and is accumulated and communicated to our management, including our CEO and CFO.

PAN AMERICAN SILVER CORP.	45

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Internal control over financial reporting (“ICFR”)
Our CEO and CFO are responsible for establishing and maintaining adequate ICFR. Under the supervision and with the participation of our CEO and CFO, we evaluated the effectiveness of our ICFR as of December 31, 2021 based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2021. Management reviewed the results of management’s evaluation with the Audit Committee of the Board.
The effectiveness of the Company’s ICFR as of December 31, 2021 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2021.
Changes in ICFR
There has been no change in the Company’s ICFR during the three and nine months periods ended September 30, 2022 that has materially affected, or is reasonably likely to materially affect, its ICFR.
Inherent limitations of controls and procedures
All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective may not prevent or detect misstatements on a timely basis, as systems can provide only reasonable assurance that the objectives of the control system are met. In addition, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.
TECHNICAL INFORMATION

Scientific and technical information contained in this MD&A has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in NI 43-101.
For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated February 23, 2022, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.

PAN AMERICAN SILVER CORP.	46

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial or operational performance and forecasts for 2022, including our estimated production of silver, gold and other metals forecasted and anticipated timing for the same, including expectations with respect to production being weighted to the latter half of 2022 and the timing and amount of any future sales related to inventory build-ups; our estimated Cash Costs and AISC; our estimated capital, exploration, mine operation, general and administrative, and care and maintenance expenditures, as well as the timing and amount of cash flows and cash outflows; whether the Proposed Transaction and execution of an Arrangement Agreement by Yamana, Pan American and Agnico Eagle will result in a consummated transaction, and the impacts and effects of any such transaction on Pan American if so consummated; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; estimated recoverable amounts of cash generating units; expectations with respect to mineral grades and the impact of any variations relative to actual grades encountered; expectations with respect to the future anticipated impact of COVID-19 on our operations, the lessening or increase in pandemic-related restrictions and protocols, and the anticipated timing for the same; the ability of Pan American to continue with its operations, or to successfully maintain our operations on care and maintenance, should the situation related to COVID-19 not be as anticipated; the impacts of inflation, disruptions to supply chain, and regional and global economic conditions on Pan American and its operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through the SL-Credit Facility or otherwise, to sustain our business and operations; the timing and outcome of legal proceedings, including the claims relating to La Cuchilla, the claims in respect of the La Colorada mine and the related processes with the SEDATU and the Mexican Mines Bureau, and the Tahoe-related class action lawsuits, and the impact that any such legal proceedings may have on Pan American; the duration and effect of the suspensions of operations of the Escobal mine, as well as the nature of and continuation of the constitutional court-mandated ILO 169 consultation process in Guatemala, and the timing and, if applicable, completion thereof; certain legal proceedings that were originated in the Constitutional Court of Guatemala relating to the Escobal mine; the timing and success of site infrastructure upgrades at the La Colorada mine; our ability to meet our social, governance, and environmental and climate-related goals and the impacts that any inability to meet such goals might have on Pan American; the ability of and timing for Pan American to successfully complete any capital projects, including with respect to the La Colorada and the Timmins projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on Pan American; the future results of our exploration activities, including with respect to the skarn exploration program at La Colorada; and the Company’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions, some of which are described in the “Risks and Uncertainties” section of this MD&A, include: the impact of inflation and disruptions to the global, regional and local supply chain; the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; the management of COVID-19 in each jurisdiction; the assumptions related to the global supply and availability of COVID-19 vaccines and the effectiveness and results of any vaccines; the presence and impact of COVID-19 on our workforce, suppliers and other essential resources and the effect those impacts have on our business; if necessary, continuation of operations following shutdowns or reductions in production, our ability to manage reduced operations efficiently and economically, including to maintain necessary staffing; our assumptions related to the determination of impairments and our conclusions in respect thereof; our ability to implement environmental, social and governance activities and achieve goals related thereto; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining

PAN AMERICAN SILVER CORP.	47

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; protection of our interests against claims and legal proceedings; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner and can be maintained; and our ability to comply with environmental, health and safety laws, particularly given the potential for modifications and expansion of such laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of inflationary factors on local, regional and global economies; the duration and effects of the coronavirus and COVID-19 variants, and any other epidemics or pandemics on our operations and workforce, and their effects on global economies and society; fluctuations in silver, gold, and base metal prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the PEN, MXN, ARS, BOL, GTQ and CAD versus the USD); risks related to the technological and operational nature of the Company’s business; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, some of which might prevent or cause the suspension or discontinuation of mining activities, including the risk of expropriation related to certain of our operations, particularly in Argentina and Bolivia and risks related to the constitutional court-mandated ILO 169 consultation process in Guatemala; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions and to mitigate other business combination risks; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand Management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

PAN AMERICAN SILVER CORP.	48

Management Discussion and Analysis
For the three and nine months ended September 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources
This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all references to mineral reserve and mineral resource estimates included in the MD&A have been disclosed in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and information concerning mineralization, deposits, mineral reserve and mineral resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies.

PAN AMERICAN SILVER CORP.	49